Exhibit 2.1

STOCK PURCHASE AGREEMENT
BY AND BETWEEN
FOX FACTORY, INC.
AND
SQUARED UP HOLDINGS, LLC
DATED AS OF SEPTEMBER 25, 2026

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7.2	Straddle Period	19
7.3	Transfer Taxes	20
7.4	Tax Returns	20
7.5	Purchaser Tax Acts	20
7.6	Transaction Tax Deductions	21
7.7	Tax Refunds	21
7.8	Tariff Refunds	21
7.9	Termination of Tax Sharing Agreements.	22
7.1	Tax Basis Deliverables.	22
ARTICLE VIII DEFINITIONS; CONSTRUCTION		22
8.1	Definitions	22
8.2	Construction	32
ARTICLE IX GENERAL PROVISIONS		32
9.1	Expenses	32
9.2	Public Announcements	33
9.3	Notices	34
9.4	Entire Agreement	34
9.5	Severability	35
9.6	Specific Performance	35
9.7	Successors and Assigns; Assignment; Parties in Interest	35
9.8	Amendment; Waiver	36
9.9	Governing Law; Venue	36
9.1	Waiver of Jury Trial	36
9.11	Other Remedies	36
9.12	Counterparts; Electronic Delivery	37
9.13	Waiver of Privilege	37
9.14	Conflict Waiver	37
9.15	Release	38
9.16	Non-Recourse	39

Table of Exhibits
Exhibit A—Accounting Principles
Exhibit B—Promissory Note

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STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement, dated as of September 25, 2026 (this “Agreement”), is entered into by and between Squared Up Holdings, LLC, a Delaware limited liability company (the “Purchaser”), and Fox Factory, Inc., a California corporation (the “Seller”). Unless the context otherwise makes clear, capitalized terms used in this Agreement are defined in Article VIII.
RECITALS
WHEREAS, the Seller owns all of the issued and outstanding shares of capital stock (the “Shares”) of Wheelhouse Holdings Inc. (the “Company”); and
WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, the Shares upon the terms and conditions hereinafter set forth.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:
Article I
PURCHASE AND SALE OF THE SHARES
1.1The Purchase and Sale of the Shares. Upon the terms and subject to the conditions contained herein, at the Closing, the Seller hereby agrees to sell, transfer and deliver the Shares, free and clear of all Liens (except for restrictions on transfer under federal and state securities Laws and pursuant to the Company’s Constitutional Documents), to the Purchaser, and the Purchaser hereby agrees to purchase and accept the Shares from the Seller for the consideration described in Article II.
1.2Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place via the electronic exchange of signature pages concurrently with the execution and delivery of this Agreement by the Parties on the date hereof. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be effective as of 11:59 p.m. Eastern Time on the Closing Date (the “Effective Time”). All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.
1.3Closing Deliveries.
(a)At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:
(i)the Certificates, duly endorsed in blank or accompanied by stock transfer powers;
(ii)a certificate of the Secretary (or other officer) of the Seller certifying: (A) that attached thereto are true and complete copies of all resolutions of the board of directors of the Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions are in full force and effect; (B) the names, titles and signatures of the officers of the Seller authorized to sign this Agreement; and (C) that attached thereto are true and complete copies of the Constitutional Documents of the Seller, including any amendments or restatements thereof, and that such Constitutional Documents are in full force and effect;
(iii)the resignations contemplated by Section 5.5;

(iv)the TSA, duly executed by the Seller;
(v)a duly executed IRS Form W-9; and
(vi)certificates of good standing (or equivalent certificates) for each of the Seller and the Company, issued by the Secretary of State (or comparable Governmental Entity) of the jurisdiction of organization of each such entity, in each case dated as of a date that is no earlier than ten (10) Business Days prior to the Closing Date and reflecting that such entities are in good standing.
(b)At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:
(i)a certificate of the Secretary (or other officer) of the Purchaser certifying: (A) that attached thereto are true and complete copies of all resolutions of the governing body of the Purchaser authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions are in full force and effect; (B) the names, titles and signatures of the officers of the Purchaser authorized to sign this Agreement; and (C) that attached thereto are true and complete copies of the Constitutional Documents of the Purchaser, including any amendments or restatements thereof, and that such Constitutional Documents are in full force and effect;
(ii)the TSA, duly executed by the Purchaser; and
(iii)the payments required to be made pursuant to Section 2.2, including delivery of the Promissory Note to the Seller.
Article II
PURCHASE PRICE
2.1Consideration. The aggregate consideration for the Shares shall be the Final Purchase Price (as finally determined pursuant to Section 2.3, and subject to the limitations in Section 2.3(d) and (e)), which shall be paid and/or issued at such times as set forth herein.
2.2Payments by the Purchaser at the Closing. At the Closing, the Purchaser shall make or cause to be made the following issuances and payments by wire transfer of immediately available funds:
(a)On the Company’s behalf, to the holders of the applicable Closing Debt, the amount necessary to repay in full the Closing Debt set forth in Section 2.2(a) of the Disclosure Letter;
(b)On the Company’s behalf, the amount necessary to pay the Unpaid Transaction Expenses, such payments to be remitted to the accounts and in the amounts specified by the Company;
(c)To the Seller, an amount equal to the Estimated Purchase Price, which shall be payable as follows: (i) delivery by the Purchaser of the Promissory Note, and (ii) payment by the Purchaser of an amount equal to the Closing Cash Consideration in cash delivered to the Seller by wire transfer of immediately available funds at Closing, to the bank account designated in writing by the Seller.
2.3Closing Statement.
(a)Estimated Closing Statement. Prior to the date hereof, the Seller delivered to the Purchaser the following: a written statement (the “Estimated Closing Statement”) setting forth (A) the Seller’s good faith estimate of (1) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (2) the Closing Cash (the “Estimated Closing Cash”), (3) the Closing Debt (the “Estimated Closing Debt”) and (4) the Unpaid Transaction Expenses (the “Estimated Unpaid Transaction Expenses”), which Estimated Closing Statement quantifies in reasonable detail the items constituting such Estimated Closing Net Working Capital, Estimated Closing Cash, Estimated Closing Debt and Estimated

Unpaid Transaction Expenses, and in each case was calculated in accordance with the terms and provisions of this Agreement, and (B) on the basis of the foregoing, a calculation of the Estimated Purchase Price. All such estimates shall control solely for purposes of determining the amounts payable at the Closing pursuant to this Section 2.3. The Parties acknowledge that no adjustments may be made to the Working Capital Target.
(b)Final Closing Statement. Within ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement (the “Final Closing Statement”) executed by the Purchaser setting forth (i) the Purchaser’s determination of the Closing Net Working Capital, Closing Cash, Closing Debt and Unpaid Transaction Expenses, which Final Closing Statement shall quantify in reasonable detail the items constituting such Closing Net Working Capital, Closing Cash, Closing Debt and Unpaid Transaction Expenses reflected in the Final Closing Statement, and in each case calculated in accordance with the terms and provisions of this Agreement, and (ii) on the basis of the foregoing, a calculation of the Final Purchase Price.
(c)Objection Notice and Dispute Resolution Process. The Final Closing Statement and the calculation of the Final Purchase Price set forth therein shall be final and binding on the Parties unless the Seller delivers to the Purchaser, within forty-five (45) days following the Seller’s receipt of the Final Closing Statement (the “Objection Period”), a written notice (the “Objection Notice”) advising the Purchaser that the Seller disputes the Purchaser’s calculations set forth in the Final Closing Statement, in which case any specific item not disputed in the Objection Notice shall be final and binding on the Parties. Such Objection Notice shall describe the nature of any such disagreement in reasonable detail, identifying the specific items as to which the Seller disagrees and shall be accompanied by reasonable supporting documentation. During the Objection Period, the Purchaser shall provide the Seller and the Seller’s advisors with reasonable access during regular business hours to all relevant books and records and employees (including key accounting and finance personnel) relating to the Company to the extent reasonably necessary to review the matters and information used to prepare and to support the Final Closing Statement. All fees, costs and expenses of the Seller relating to the review of the Final Closing Statement shall be borne by the Seller, and all fees, costs and expenses of the Purchaser relating thereto shall be borne by the Purchaser. If the Seller timely delivers an Objection Notice during the Objection Period pursuant to this Section 2.3(c), then the Seller and the Purchaser shall attempt in good faith to resolve all such matters identified in such Objection Notice. If the Seller and the Purchaser are unable to resolve all such disagreements within thirty (30) days after the receipt by the Purchaser of the Objection Notice (or such longer period as may be agreed in writing by the Purchaser and the Seller), then the remaining disputed matters (the “Disputed Matters”) shall be promptly submitted to the Accounting Firm for binding resolution. The Accounting Firm will act as an expert and not as an arbitrator. The Accounting Firm will consider only the Disputed Matters and shall resolve such Disputed Matters in accordance with the terms and provisions of this Agreement. The Accounting Firm shall issue a written report setting forth its determination with respect to the Disputed Matters and the Final Purchase Price, which determination shall be final, binding and conclusive upon the Parties (absent fraud or manifest error). The fees and expenses of the Accounting Firm incurred in connection with the determination of the Disputed Matters and the Final Purchase Price shall be paid by the Purchaser and by the Seller based on the relative success of their positions as compared to the final determination of the Accounting Firm. By way of example, if the Purchaser has taken the position that the Final Purchase Price was $1,000,000 less than the Estimated Purchase Price and the Seller has taken the position that the Final Purchase Price was $500,000 greater than the Estimated Purchase Price, and the Accounting Firm finally determines that the Final Purchase Price was equal to the Estimated Purchase Price, then the Purchaser shall pay two thirds of the fees and expenses of the Accounting Firm and the Seller shall pay one third of the fees and expenses of the Accounting Firm. The Purchaser and the Seller shall cooperate fully with the Accounting Firm and respond on a timely basis to all requests for information or access to documents or personnel made by the Accounting Firm, all with the intent to fairly and in good faith resolve the Disputed Matters as promptly as reasonably practicable. In deciding any matter, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either the Purchaser or the Seller or less than the smallest value for such item claimed by the Purchaser or the Seller. The Accounting Firm’s determination shall be made within thirty (30) calendar days after its engagement, or as soon thereafter as possible.
(d)Surplus. If the Final Purchase Price, as finally determined in accordance with Section 2.3(c), is greater than the Estimated Purchase Price (a “Surplus”), then the Purchaser shall pay or cause to be paid to the Seller (in accordance with the payment instructions provided by the Seller) the amount of such Surplus by wire transfer of immediately available funds within three (3) Business Days after the final determination of such Final Purchase Price, provided, however, that in no event will the Surplus exceed $250,000 (and if the actual Surplus exceeds $250,000, the Surplus will be deemed equal to $250,000).
(e)Shortfall. If the Final Purchase Price, as finally determined in accordance with Section 2.3(c), is less than the Estimated Purchase Price (a “Shortfall”), then the Seller shall pay or cause to be paid to the Purchaser (in accordance with the payment instructions provided by the Purchaser) the amount of such Shortfall by wire transfer of immediately available funds within three (3) Business Days after the final determination of such Final Purchase Price, provided, however, that in no event shall the Shortfall exceed $250,000 (and if the actual Shortfall exceeds $250,000, the Shortfall will be deemed equal to $250,000).
(f)Tax Matters. The Parties shall treat any payment made pursuant to Section 2.3(d) and Section 2.3(e) as an adjustment to the purchase price for all applicable Tax purposes, unless otherwise required by applicable Law.
2.4Withholding. The Purchaser and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts payable by it pursuant to this Agreement any withholding Taxes or other amounts required by Law to be deducted and withheld; provided that the Purchaser shall use commercially reasonable efforts to give the Seller three (3) Business Days’ notice of its intention to make any such deduction or withholding and shall consider in good faith any reasonable objections raised by the Seller with respect thereto and reasonably cooperate with Seller to eliminate or reduce any such deduction or withholding to the extent allowed under applicable Law; provided further that the foregoing notification requirements shall not apply to any required withholdings or deductions on compensatory payments to a current or former employee of the Company or any withholding arising as a result of the Seller’s failure to provide to the Purchaser an IRS Form W-9. To the extent that any such amounts are so deducted or withheld and paid to the applicable Taxing Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Article III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
Subject to such exceptions as are disclosed in the disclosure letter dated the date of this Agreement and delivered herewith to the Purchaser (the “Disclosure Letter”) referencing the appropriate Section or subsection of this Article III, the Seller hereby represents and warrants to the Purchaser as of the date of this Agreement as follows:
3.1Organization and Qualification.
(a)The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Seller has all requisite power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a material adverse effect on the ability of the Seller to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner.
(b)Each Acquired Company is duly organized, validly existing and in good standing under the laws of the State of its formation. Each Acquired Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each Acquired Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.
(c)The Seller has delivered or made available to the Purchaser a true, correct and complete copy of the Constitutional Documents (together with all amendments thereto) of the Company, which are in full force and effect. The Company is not in default under or in violation of any provision of its Constitutional Documents. Section 3.1(c) of the Disclosure Letter lists the directors and officers of each Acquired Company.
3.2Authority. The Seller has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements executed and delivered or to be executed and delivered by the Seller in connection with the transactions provided for hereby, to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper action on its part, and no additional proceedings or actions on the part of the Seller are necessary to authorize the execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which the Seller is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.
3.3No Legal Action. There is no Legal Action pending or, to the Seller’s Knowledge, threatened against the Seller that would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the ability of the Seller to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner or that in any manner draws into question the validity of this Agreement.
3.4No Conflict. Except as set forth in Section 3.4 of the Disclosure Letter, the execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements and the consummation by the Seller of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time or both, (a) contravene, conflict with or result in a breach of the terms, conditions or provisions of the Seller’s Constitutional Documents, each as amended to date, (b) contravene, conflict with, result in a breach or violation of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Seller is entitled under, any Law or Order to which the Seller is subject or (c) contravene, conflict with, result in a breach or violation of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Seller is entitled under, any material Contract to which the Seller is a party, in each case, that would have a material adverse effect on the ability of the Seller to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner. For the avoidance of doubt, Seller makes no representations or warranties with respect to the MLB Contract.
3.5Title to the Shares; Subsidiaries.
(a)The Shares constitute one hundred percent (100%) of the authorized and outstanding shares of capital stock of the Company. The Seller is the record and beneficial owner of the Shares. The Shares have been duly authorized and validly issued and are fully paid and nonassessable. At the Closing, the Seller will convey to the Purchaser good and marketable title to the Shares, free and clear of any and all Liens, except for restrictions on transfer under federal and state securities Laws and the Company’s Constitutional Documents. A true, correct and complete list of the names of the Company’s Subsidiaries, including their jurisdiction of organization, and for each Subsidiary, the name of any equityholder and the issued and outstanding shares, units or other equity securities held by such equityholder, is set forth on Section 3.5 of the Disclosure Letter. Each issued and outstanding share, unit or other equity security of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable (in each case to the extent applicable to such Subsidiary’s legal form and jurisdiction) and has not been issued in violation of the Constitutional Documents of the Company or the applicable Subsidiary.
(b)There are no outstanding options, warrants, rights of first refusal, rights of conversion, calls, commitments, preemptive rights, subscription rights or other rights, agreements, arrangements or commitments of any kind obligating any Acquired Company to issue, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold, repurchased, redeemed or otherwise acquired, any shares of capital stock, membership interests or other equity interests of any Acquired Company, or obligating any Acquired Company to grant, extend or enter into any such option, warrant, right, agreement, arrangement or commitment. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Acquired Company. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital stock or other equity interests of any Acquired Company. No Acquired Company has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of the outstanding capital stock or other equity interests of such Acquired Company on any matter.
3.6Employee Benefit Matters. Section 3.6(a) of the Disclosure Letter contains a true, correct, and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA) and each other retirement, health, welfare, employment, consulting, independent contractor, severance, separation pay, termination, retention, change in control, transaction, deferred compensation, profit-sharing, incentive or bonus, stock option, stock purchase, equity purchase, equity or equity-based incentive plan, pension, sick leave, fringe, loan, insurance, Code Section 125 cafeteria, accident, disability, commission, Code Section 501(c)(9), adoption assistance, tuition assistance, perquisite or other similar plan, Contract, agreement, program or arrangement, in each case whether written or unwritten, sponsored, maintained or contributed to (or that is required to be contributed to) by the Seller or any of its Affiliates (excluding the Acquired Companies) and in which any current and former directors, managers, officers, employees or independent contractors of the Acquired Companies participate (each, a “Seller Benefit Plan”). Except as set forth in Section 3.6(b) of the Disclosure Letter, the Seller and its applicable Affiliates (excluding the Acquired Companies) have at all times operated and administered the Seller Benefit Plans in compliance in all material respects with the terms of such Seller Benefit Plans and any applicable Laws, including ERISA and the Code.
3.7Brokers’ and Finders’ Fees. Except as set forth in Section 3.7 of the Disclosure Letter, no investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of the Company, any of its Subsidiaries or the Seller.
3.8No Other Representations. Except for the representations and warranties made by the Seller in this Article III or in any Ancillary Agreement, neither the Seller, the Company nor any other Person acting on their behalf makes or has made any representation or warranty, express or implied, at law or in equity, relating or with respect to the Company or its Subsidiaries, the Shares, this Agreement or the transactions contemplated hereby to the Purchaser or any other Person. Neither the Company, the Seller, nor any of their respective stockholders, directors, officers, managers, employees, Affiliates, advisors, agents or other Representatives, will have or be subject to any liability hereunder to the Purchaser or any other Person resulting from the use by the Purchaser or their Representatives or advisors of any financial information, financial projections, forecasts, budgets or any other document or information furnished to the Purchaser or any other Person in connection with the transactions contemplated hereby, except as set forth in the representations and warranties made by Seller in this Article III or in any Ancillary Agreement or in the case of fraud. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS Article III OR IN ANY ANCILLARY AGREEMENT, THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO THE PURCHASER, EXPRESS OR IMPLIED, WITH RESPECT TO THE SELLER OR THE COMPANY (OR THE

COMPANY’S SUBSIDIARIES) OR THEIR BUSINESS, THEIR OPERATIONS, THEIR POST-CLOSING RESULTS OF OPERATIONS, THE CONTINUATION OF ANY PROGRAM OR CONTRACT OR RELATIONSHIP WITH ANY THIRD PARTY, THEIR PROPERTIES, OR THEIR LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.
Article IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to the Seller as of the date of this Agreement as follows:
4.1Organization and Qualification. The Purchaser is a duly organized, validly existing limited liability company and is in good standing under the laws of the State of Delaware. The Purchaser has all requisite power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner.
4.2Authority. The Purchaser has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements executed and delivered or to be executed and delivered by it in connection with the transactions provided for hereby, to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper action on its part, and no additional proceedings or actions on the part of the Purchaser are necessary to authorize the execution, delivery and performance by it of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Purchaser. This Agreement and each Ancillary Agreement to which the Purchaser is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.
4.3No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time or both, (a) conflict with the Constitutional Documents (each as amended to date) of the Purchaser, (b) conflict with, result in a breach or violation of, constitute a default under, result in the creation or imposition of any Lien, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Purchaser is entitled under, any Law or Order to which the Purchaser or any of its properties or assets are subject or (c) conflict with, result in a breach or violation of, constitute a default under, result in the creation or imposition of any Lien, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Purchaser is entitled under, any material Contract to which the Purchaser or any of its properties or assets are subject, in each case, that would have a material adverse effect on the ability of the Purchaser to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner.
4.4Consents. Except for any filings that are required under any applicable federal or state securities Laws, no consent, waiver, order, approval or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or other Person is required by, or with respect to, the

Purchaser in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and/or the consummation of the transactions contemplated hereby and thereby.
4.5No Legal Actions. There is no Legal Action pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of its properties or assets or otherwise that would reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner or that in any manner draws into question the validity of this Agreement.
4.6Sophisticated Buyer; Investment Purpose.
(a)The Purchaser (i) is an individual or entity familiar with transactions similar to those contemplated by this Agreement, (ii) is familiar with the risks and financial hazards inherent to this transaction, including the risk that there will be a significant decrease in the value of the Shares and the lack of liquidity of the Shares, and (iii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the acquisition of the Shares. The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.
(b)The Purchaser is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof or any other security related thereto within the meaning of the Securities Act. The Purchaser acknowledges that the Seller has not registered the offer and sale of the Shares under the Securities Act or any state securities laws, and that the Shares may not be pledged, transferred, sold, offered for sale, hypothecated or otherwise disposed of except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and the Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. The Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Shares.
4.7Independent Investigation; No Reliance.
(a)Neither Kurt Ainsworth nor Michael Uffman (collectively, the “Purchaser Group Representatives”) has knowingly provided, knowingly caused to be provided, or knowingly omitted to provide to the Seller or any of its Affiliates or Representatives (i) any historical financial information relating to the Company, or (ii) Other Financial Information that, in each case of clauses (i) and (ii), to their actual knowledge, was materially false, misleading, or fraudulent at the time provided, in each case, with the intent to manipulate Seller with respect to the valuation of the Company.
(b)In connection with its investment decision, the Purchaser and its representatives have inspected and conducted an independent review, investigation and analysis (financial and otherwise) of the Company and the Company’s Subsidiaries as desired by the Purchaser. The Purchaser acknowledges that it and its representatives and advisors have been provided adequate access to the personnel, properties, premises and records of the Company for such purpose. The Purchaser acknowledges and agrees that, in connection with the purchase of the Shares by the Purchaser and the consummation of the transactions contemplated hereby by the Purchaser, it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations of the Seller and has not acted in reliance upon any representation or warranty by, or information from, the Seller, the Company or any other Person, whether oral or written, express or implied, except for the representations and warranties by the Seller specifically and expressly set forth in Article III and in the Ancillary Agreements, and the Purchaser acknowledges and agrees that the Seller and the Company expressly disclaim any other representation and warranties. The Purchaser acknowledges that, should the Closing occur, the Purchaser will acquire the Shares, the Company and the Company’s Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except for the representations and warranties by the Seller specifically and expressly set forth in ARTICLE III or in any Ancillary Agreement. The Purchaser acknowledges that none of the Seller, the Company or any of their respective equity holders, directors, officers, managers, employees, Affiliates, advisors, agents or other Representatives or any other

Person has made any representation or warranty regarding, and such Persons will have no liability regarding, the pro forma financial information, cost estimates, financial or other projections, forecasts, estimates, budgets, plans or any other forward-looking statements of the Company or the Company’s Subsidiaries, and none of the Seller, the Company or any of their respective equity holders, directors, officers, managers, employees, Affiliates, advisors, agents or other Representatives or any other Person will have any liability with respect thereto. Notwithstanding the foregoing, or anything in this Agreement to the contrary, nothing herein will limit rights or remedies in the case of Fraud.
4.8Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, assuming that (a) the representations and warranties in Article III are true and correct and (b) the Company is solvent as of immediately prior to the Closing, the Purchaser (on a consolidated basis with its Subsidiaries): (i) will be able to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become due and payable, (ii) will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (iii) will have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud current creditors of the Purchaser or any of its Subsidiaries.
4.9Brokers’ and Finders’ Fees. No investment banker, broker, finder or other intermediary is entitled to any fee or commission payable by the Company, any of its Subsidiaries or the Seller in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of the Purchaser.
4.10No Other Representations. Except for the representations and warranties made by the Purchaser in this Article IV or in any Ancillary Agreement, neither the Purchaser nor any other Person acting on their behalf makes or has made any representation or warranty, express or implied, at law or in equity, relating or with respect to the Purchaser, its Affiliates, this Agreement or the transactions contemplated hereby to the Seller, the Company or any other Person. Neither the Purchaser nor any of its stockholders, directors, officers, managers, employees, Affiliates, advisors, agents or other Representatives, will have or be subject to any liability hereunder to the Seller or any other Person resulting from the use by the Seller or its Representatives or advisors of any financial projections, forecasts or any other forward-looking financial information furnished to the Seller or any other Person in connection with the transactions contemplated hereby, except as set forth in the representations and warranties made by the Purchaser in this Article IV or in any Ancillary Agreement. Notwithstanding the foregoing, or anything in this Agreement to the contrary, nothing herein will limit rights or remedies in the case of Fraud. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS Article IV OR IN ANY ANCILLARY AGREEMENT, THE PURCHASER MAKES NO REPRESENTATIONS OR WARRANTIES TO THE SELLER, EXPRESS OR IMPLIED, WITH RESPECT TO THE PURCHASER, ITS BUSINESS, ITS OPERATIONS, ITS PROPERTIES, OR ITS LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.
Article V
COVENANTS
5.1Confidentiality.
(a)The Confidentiality Agreement is terminated as of the Closing. Nothing in this Section 5.1 shall limit the right to make public statements or issue press releases in accordance with Section 9.2.
(b)The Seller agrees that, from and after the Closing, without the prior written consent of the Purchaser, the Seller will not, and will cause its Affiliates not to, disclose to any third party or use any Company Confidential Information, except to the extent such use or disclosure (a) is required by Law or Order (in which event the Seller will, to the extent practicable, inform the Purchaser in advance of any such required disclosure, will cooperate, at the Purchaser’s sole expense, with the Purchaser in all reasonable ways in obtaining a protective order or other protection in respect of such required disclosure, and will limit such disclosure to the extent reasonably possible while still complying with such requirements), (b) is required to enforce the Seller’s rights under this Agreement or the Ancillary Agreements, (c) is required to comply with reporting obligations pursuant to any securities Laws applicable to the Seller or (d) is made pursuant to and in compliance with the terms of Section 9.2 (without regard to any temporal limitation in Section 9.2).
(c)The Purchaser agrees that, from and after the Closing, without the prior written consent of the Seller, the Purchaser will not, and will cause its Affiliates not to, disclose to any third party or use any Seller Confidential Information, except to the extent such use or disclosure (a) is required by Law or Order (in which event the Purchaser will, to the extent practicable, inform the Seller in advance of any such required disclosure, will cooperate, at the Seller’s sole expense, with the Seller in all reasonable ways in obtaining a protective order or other protection in respect of such required disclosure, and will limit such disclosure to the extent reasonably possible while still complying with such requirements), (b) is required to enforce the Purchaser’s rights under this Agreement or the Ancillary Agreements, (c) is required to comply with reporting obligations pursuant to any securities Laws applicable to the Purchaser or (d) is made pursuant to and in compliance with the terms of Section 9.2 (without regard to any temporal limitation in Section 9.2).
5.2Reserved.
5.3Indemnification of Officers and Directors.
(a)All rights to indemnification by the Company and its Subsidiaries, existing in favor of all current and former directors and officers of the Company and its Subsidiaries (the “Covered Persons”) for their acts and omissions occurring on or prior to the Closing Date, as provided in the Constitutional Documents of the Company and its Subsidiaries (as in effect as of the date of this Agreement) and as provided in any indemnification agreements between the Company, its Subsidiaries and said Covered Persons (as in effect as of the date of this Agreement) which indemnification agreements have been made available by the Seller to the Purchaser prior to the date of this Agreement, shall survive the Closing and the Purchaser shall cause the Company and its Subsidiaries to observe all such rights to indemnification for a period of six (6) years from the Closing Date, and any claim made requesting indemnification pursuant to such indemnification rights within such six (6)-year period shall continue to be subject to this Section 5.3(a) until disposition of such claim.
(b)In the event the Company, any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the Purchaser shall ensure that the successors and assigns of the Company, any of its Subsidiaries or, the Purchaser, shall assume the obligations set forth in this Section 5.3.
(c)The Company has obtained a “tail” directors’ and officers’ insurance policy (“D&O Tail Policy”) for a claims period of at least six (6) years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing, and the Purchaser shall cause the Company to maintain such D&O Tail Policy in full force and effect for its full term. The premiums for the D&O Tail Policy will be paid for by the Seller.
(d)The Purchaser expressly assumes the obligations of the Seller and the Company set forth in Section 6.07 of that certain Agreement and Plan of Merger, dated as of November 1, 2023, by and among the Seller, Marucci Merger Sub, Inc., the Company and Compass Group Diversified Holdings LLC.
(e)The provisions of this Section 5.3 shall survive the consummation of the transactions contemplated by this Agreement and are intended to be for the benefit of, and will be enforceable by, each of the Covered Persons and their heirs, estates, executors, administrators and beneficiaries. This Section 5.3 may not be amended, altered or repealed after the Closing Date without the prior written consent of the affected Covered Persons.

5.4Preservation of Records. The Purchaser agrees that it shall not, for a period of at least six (6) years following the Closing Date, destroy or cause to be destroyed, or permit the Company or any of its Subsidiaries to destroy or cause to be destroyed, any material books or records (including emails) relating to the pre-Closing operations of the Company or any of its Subsidiaries without first obtaining the consent of the Seller (or providing to the Seller notice of such intent and a reasonable opportunity to copy such books or records, at the Seller’s expense, at least thirty (30) days prior to such destruction). For a period of six (6) years following the Closing, the Purchaser shall, upon the request of the Seller and at Seller’s cost and expense, provide the Seller and its authorized Representatives with reasonable access (for the purpose of examining and copying), during normal business hours and upon reasonable advance notice, to any books and records and other materials (including emails) in the possession of the Company and its Subsidiaries in connection with (a) any matter relating to or arising out of this Agreement or the transactions contemplated hereby or relating to periods or occurrences on or prior to or on the Closing Date (other than Legal Action between the Purchaser (or its Affiliates) and Seller (or its Affiliates) related to this Agreement or the transactions contemplated hereby; provided that nothing herein shall restrict either Seller’s ability to seek or obtain documents, records, information or testimony through applicable rules of discovery, subpoena, court order or other compulsory legal process), (b) the preparation or amendment of any Tax Returns or claims for refund (and any materials necessary for the preparation of any of the foregoing), (c) the preparation of financial statements including for periods ending on or prior to the Closing Date, or (d) compliance with the rules and regulations of the IRS, the Securities and Exchange Commission or any other Governmental Entity. The Purchaser’s obligations with respect to such books and records (including emails) shall include maintaining, for at least the retention period specified in this Section 5.4, computer systems permitting access to any such books and records (including emails) which are stored in electronic form in a fashion which provides for commercially reasonable access methods.
5.5Resignations. The Seller shall, at or prior to the Closing, deliver or cause to be delivered to the Purchaser the resignation of (a) the non-employee directors of the Company and its Subsidiaries, and (b) the non-employee officers of the Company and its Subsidiaries, with each such resignation to be effective concurrently with the Closing.
5.6Restrictive Covenants.
(a)The Seller hereby acknowledges that the Seller is privy to highly confidential or proprietary business information and trade secrets and other non-public or confidential information regarding the Company. The Seller acknowledges and agrees that the Purchaser would be irreparably damaged if the Seller were to provide services to any Person competing with the Purchaser or engaged in a business similar to the Business and that such competition or engagement would result in a loss of goodwill by the Purchaser. The Seller acknowledges and agrees that the Seller will receive substantial direct and indirect benefits by virtue of this Agreement. In further consideration of the amounts to be paid hereunder, and for other good and valuable consideration, the Seller agrees that, during the period commencing with the Closing Date and ending on the five (5) year anniversary of the Closing Date (the “Restricted Period”), the Seller shall not, and shall cause Fox Factory Holding Corp. and its Subsidiaries not to, directly or indirectly, (A) engage in, own any ownership interest in, manage, operate, control, participate in, consult with, or render services for, the Business, or (B) serve as a consultant or advisor to, or lend its name or any similar name to, any Person that engages in or is planning to engage in the Business, in each case, anywhere within the Restricted Territory; provided, that nothing in this Agreement shall restrict Fox Factory Holding Corp. or its Subsidiaries at any time from: (x) owning two percent (2%) or less of the outstanding voting stock or other voting securities of any publicly traded Person so long as such ownership is passive and Fox Factory Holding Corp. or its applicable Subsidiary does not otherwise participate in the management or operations of such Person, or (y) investing in any fund in which Fox Factory Holding Corp. and its Subsidiaries have a passive interest and no discretion with respect to the investment strategy of such fund and in which Fox Factory Holding Corp. and its Subsidiaries’ aggregate investment does not exceed five percent (5%) of the total commitments of such fund.
(b)During the period commencing with the Closing Date and ending on the three (3) year anniversary of the Closing Date (the “Nonsolicitation Period”), neither the Seller nor its Subsidiaries shall, directly or indirectly, either for itself or through any other Person, (i) solicit or induce any employee, consultant or independent contractor who was an employee, consultant or independent contractor of the Company or its Subsidiaries during the one (1) year period prior to the Closing Date to terminate or refrain from accepting, renewing or extending his, her or its employment by or consulting or agency relationship with the Purchaser or its Affiliates or (ii) hire any Person who was an employee, officer, consultant or independent contractor of the Company or its Subsidiaries during the one (1) year period prior to the Closing Date; provided, that the foregoing shall not restrict any general or public solicitations not specifically targeted at such employees, consultants or independent contractors (including searches by any bona fide search firm that is not directed to solicit such employees, consultants or independent contractors) or any solicitations, hiring or other actions with respect to any such Person (x) whose employment, consultancy or agency is terminated more than twelve (12) months prior to the commencement of employment, consulting or contracting discussions between such Person and the Seller or its Subsidiaries, or (y) who responds to general or public solicitation not specifically targeted at such employees, consultants or independent contractors (including by any bona fide search firm that is not directed to solicit such employees, consultants or independent contractors).
(c)The Purchaser hereby acknowledges that the Purchaser or its Affiliates have been privy to highly confidential or proprietary business information about, and established goodwill with, the Seller’s and its Subsidiaries’ employees, consultants and independent contractors. The Purchaser acknowledges and agrees that the Seller or its Affiliates would be irreparably damaged if the Purchaser were to solicit or hire such Persons. During the Nonsolicitation Period, neither the Purchaser nor its Affiliates shall, directly or indirectly, either for itself or through any other Person, (i) solicit or induce any employee, consultant or independent contractor who was an employee, consultant or independent contractor of the Seller or its Subsidiaries during the one (1) year period prior to the Closing Date to terminate or refrain from accepting, renewing or extending his, her or its employment by or consulting or agency relationship with the Seller or its Subsidiaries, or (ii) hire any Person who is or was an employee, officer, consultant or independent contractor of the Seller or its Subsidiaries during the one (1) year period prior to the Closing Date; provided, that the foregoing shall not restrict any general or public solicitations not specifically targeted at such employees, consultants or independent contractors (including searches by any bona fide search firm that is not directed to solicit such employees, consultants or independent contractors) or any solicitations, hiring or other actions with respect to any such Person (x) whose employment, consultancy or agency is terminated more than twelve (12) months prior to the commencement of employment, consulting or contracting discussions between such Person and the Purchaser or its Affiliates, or (y) who responds to general or public solicitation not specifically targeted at such employees, consultants or independent contractors (including by any bona fide search firm that is not directed to solicit such employees, consultants or independent contractors).
(d)For a period of three-years following the Closing Date, no Party shall (and each Party shall cause its Affiliates not to) knowingly make, publish, or communicate (i) any false, defamatory, libelous, or slanderous statement concerning any other Party or any of such other Party’s respective Affiliates, directors, managers or officers, or (ii) any statement with the primary intent and purpose to tarnish or damage the reputation, business standing, or goodwill of any such person or entity. Nothing in this Section 5.6(d) shall restrict (i) any Person’s communications with legal counsel or truthful cooperation or testimony in connection with any investigation or inquiry by a Governmental Entity or (ii) any Party from asserting claims, defenses, or positions in connection with any dispute, litigation, arbitration, or other proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
5.7[Reserved].
5.8Employment Matters.
(a)Effective as of the Effective Time, except as otherwise provided in the TSA, (i) the Company and its Subsidiaries shall cease to be a participating employer in any Seller Benefit Plans, (ii) all employees of the Company and its Subsidiaries shall cease active participation in all Seller Benefit Plans in accordance with the terms thereof, and (iii) the Purchaser shall be responsible for providing any employee benefits to the employees of the Company and its Subsidiaries for periods following the Effective Time under employee benefit plans that the Purchaser maintains or establishes for such employees. For the avoidance of all doubt, any benefits which are not yet fully vested as of the Closing Date, including, but not limited to, any awards issued under the Fox Factory Holding Corp. 2022

Omnibus Plan, as amended (the “Equity Plan”), shall be forfeited by the Company’s and its Subsidiaries’ employees in connection with the Closing (which Closing will result in the Company and its Subsidiaries ceasing to be “Affiliates” of the Seller and cessation of the Company’s and its Subsidiaries’ employees’ “Continuous Service” with the Seller, as such terms are defined in the Equity Plan). From and after Closing, without limiting Seller’s obligations under the TSA and except as set forth in Section 6.2(d), the Purchaser and the Company shall be solely responsible for all compensation, benefits, severance, expense reimbursement and other employment-related obligations owed to employees, directors or independent contractors of any Acquired Company; provided, for the avoidance of doubt, that Seller shall, except to the extent included in the calculation of Final Purchase Price, retain responsibility for any obligations under the Seller Benefit Plans sponsored solely by Seller and/or any Affiliate of Seller (excluding the Acquired Companies) attributable to services performed prior to Closing. Notwithstanding anything in this Agreement to the contrary, Seller shall also have no obligation or Liability, and Purchaser and/or the Company shall be responsible for all obligations and Liabilities, related to (i) any employee benefit plans sponsored by the Acquired Companies, (ii) any unpaid wages owed to any employee of any Acquired Company or (iii) the Marucci Bonus Plan or any portion of any bonus or incentive plan for employees of any Acquired Company for any portion of calendar year 2026.
(b)The Purchaser shall not, and shall not permit the Company and the Company’s Subsidiaries to, take any action following the Closing that would, solely by reason thereof, result in any liability for the Seller related to or arising from the WARN Act or similar Law. If the Purchaser takes any action within ninety (90) days after the Closing Date that would be construed as or trigger a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, the Purchaser shall be solely responsible for providing any notice required by the WARN Act and for making payments, if any, and paying all penalties and costs, if any, which may result from any failure to provide such notice.
(c)After Closing, Seller shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts to take corrective action to resolve the matter set forth on Section 3.6(b) of the Disclosure Letter.
5.9Further Assurances.
(a)From and after the Closing, each Party shall, and shall cause its Affiliates to, from time to time execute and deliver, or cause to be executed and delivered, such additional instruments, documents, conveyances or assurances and take, or cause to be taken, such further actions as may be reasonably necessary or advisable to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated hereby and thereby. Without limiting the generality of the foregoing, if, at any time following the Closing, the Seller or any of its Affiliates holds or is found to hold any assets, properties or rights that are used or held for use exclusively in, or that exclusively relate to, the Business, the Seller shall, and shall cause its applicable Affiliates to, promptly transfer, convey, assign and deliver, or cause to be transferred, conveyed, assigned and delivered, such assets, properties or rights to the Company (or such Subsidiary of the Company as the Purchaser may designate) for no additional consideration, and shall execute and deliver such instruments of transfer and take such other actions as the Purchaser may reasonably request in order to effect such transfer.
(b)From and after the Closing, upon the Seller’s request and at the Seller’s expense, the Purchaser will cooperate with and use its commercially reasonable efforts to assist the Seller and the Seller’s designated independent auditor with respect to the preparation of financial statements relating to the Company and the Seller as the Seller is required to file under regulation S-X of the U.S. federal securities laws (the “SEC Financial Statements”), including by using commercially reasonable efforts to assist the Seller within the time periods required by applicable securities laws and regulations and securities exchange requirements. The Purchaser hereby agrees to consent to the inclusion of such SEC Financial Statements and information in any filings by the Seller with any securities regulatory authority or exchange.

Article VI
SURVIVAL AND INDEMNIFICATION
6.1Survival. The parties, intending to modify any applicable statute of limitations, agree that: (a) the representations and warranties in this Agreement (other than the Fundamental Representations) and in any certificate delivered pursuant to this Agreement shall survive the Closing until the twelve (12) month anniversary of the Closing Date, (b) the Fundamental Representations shall survive the Closing until 5:00 p.m. Eastern Time on the fourth (4th) anniversary of the Closing Date, and (c) the covenants and agreements in this Agreement that are required to be performed in whole or in part after the Closing (the “Post-Closing Covenants”) shall survive the Closing until fully performed in accordance with their respective terms and, in each case, after the survival periods described above, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof. Notwithstanding the foregoing, if written notice of a claim for indemnification hereunder has been made and delivered in accordance with the provisions of this Article VI prior to the expiration of the applicable period set forth above, such applicable representation and the indemnification obligations under Section 6.2 or Section 6.3, as applicable, shall continue with respect to such claim until the final resolution and satisfaction of such claim in accordance with the provisions of this Agreement. Notwithstanding anything herein to the contrary, none of the survival periods, termination dates or limitations contained in this Article VI shall apply to any claims relating to Fraud.
6.2Indemnification by the Seller. From and after the Closing, and subject to the terms of this Agreement and the limitations set forth in Section 6.1 and Section 6.5, the Seller shall indemnify, defend and hold harmless the Purchaser, the Company and their Affiliates and Representatives (collectively, the “Purchaser Indemnified Parties”) from and against Losses that any Purchaser Indemnified Party actually incurs or suffers resulting from or arising out of (a) any breach of the Seller’s representations and warranties set forth in Article III, (b) any Indemnified Taxes, (c) Unpaid Transaction Expenses to the extent not satisfied in connection with Closing and not reflected in the Final Closing Statement, or (d) the matters set forth on Section 3.6(b) of the Disclosure Letter.
6.3Indemnification by the Purchaser. From and after the Closing, and subject to the terms of this Agreement and the limitations set forth in Section 6.1 and Section 6.5, the Purchaser agrees to indemnify, defend and hold harmless the Seller and its Affiliates and Representatives (collectively, the “Seller Indemnified Parties”) from and against Losses that any Seller Indemnified Party actually incurs or suffers resulting from or arising out of (a) any breach of any of the Purchaser’s representations and warranties set forth in Article IV or (b) the matters set forth on Schedule 6.3.
6.4Indemnification Procedure; Third Party Claims.
(a)If any Purchaser Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party”) receives notice or becomes aware of the assertion of any claim or the commencement of any Legal Action by any third party (any such claim or Legal Action being referred to herein as a “Third Party Claim”) with respect to which the Seller or the Purchaser (each, an “Indemnifying Party”) is or may be obligated to provide indemnification hereunder, the Indemnified Party shall promptly notify the Indemnifying Party, as applicable, in writing (the “Third Party Claim Notice”) of the Third Party Claim describing in reasonable detail such claim and the nature and amount (to the extent the amount is known) of such Loss and the basis (in reasonable detail) for the indemnification being sought under this Agreement; provided that the failure to provide such notice shall not relieve the obligation of the Indemnifying Party to provide indemnification hereunder, except to the extent the Indemnifying Party is actually prejudiced by such failure. The Indemnified Party shall also provide the Indemnifying Party with reasonable supporting information with respect to any Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party evidencing or asserting the same).
(b)The Indemnifying Party shall have thirty (30) days after receipt of the Third Party Claim Notice to elect to conduct and control, through counsel of its own choosing, and at its expense, the defense, compromise and/or settlement thereof, unless (i) a conflict of interest exists between the Indemnifying Party and the Indemnified Party that cannot be resolved through informed consent and waiver, (ii) the Third Party Claim is a criminal Legal Action or regulatory enforcement action by a Governmental Entity, (iii) the Third Party Claim seeks injunctive or other equitable relief against the Indemnified Party, or (iv) the Losses relating to such Third Party Claim, together with all other then-pending or previously satisfied indemnification claims, could reasonably be expected to exceed the applicable limitations on indemnification set forth in Section 6.5. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in connection with the defense, compromise and/or settlement of any Third Party Claim. The Indemnifying Party shall permit the Indemnified Party to participate in the defense, compromise and/or settlement of any Third Party Claim through counsel chosen by the Indemnified Party (provided that (A) the fees and expenses of such counsel shall not be borne by the Indemnifying Party and (B) the Indemnified Party shall not be entitled to defend, pay, compromise and/or settle such Third Party Claim). In addition, the Indemnifying Party shall not pay, compromise or settle any Third Party Claim without the Indemnified Party’s prior written consent (which such consent shall not be unreasonably withheld, conditioned or delayed) unless the proposed payment, compromise or settlement (A) involves solely the payment of money damages by the Indemnifying Party, (B) includes, as an unconditional term of such payment, compromise or settlement, a full and unconditional and irrevocable release by the Person(s) asserting such claim of the Indemnified Parties from any liabilities or obligations with respect to such claim, (C) does not impose any injunctive or other equitable relief against any Indemnified Party, and (D) does not include or require a finding or admission of any wrongdoing. If the Indemnifying Party does not or cannot for the reasons set forth above, within thirty (30) days after receipt of an indemnification claim with respect to a Third Party Claim, elect to assume and control the defense, compromise and/or settlement of such Third Party Claim and thereafter promptly assume such defense, compromise and/or settlement in accordance with this Section 6.4, then the Indemnified Party may conduct the defense of such Third Party Claim (at the Indemnifying Party’s sole cost and expense); provided, that, the Indemnified Party shall not agree to the entry of any judgment or enter into any settlement or compromise with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).
(c)In the event that an Indemnified Party has a claim for indemnification hereunder that does not involve a Third Party Claim (a “Direct Claim”), the Indemnified Party shall promptly deliver written notice thereof (a “Direct Claim Notice”) to the Indemnifying Party, which Direct Claim Notice shall (i) describe the Direct Claim in reasonable detail, (ii) identify the specific representations, warranties, covenants or agreements in this Agreement upon which such Direct Claim is based, and (iii) set forth the estimated amount of Losses arising from such Direct Claim (to the extent then known or reasonably estimable); provided that the failure to provide such notice shall not relieve the obligation of the Indemnifying Party to provide indemnification hereunder, except to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnifying Party does not deliver to the Indemnified Party a written notice disputing such Direct Claim (a “Direct Claim Dispute Notice”) within thirty (30) days after receipt of the Direct Claim Notice, the Indemnifying Party shall be deemed to have accepted responsibility for the Losses set forth in such Direct Claim Notice and shall be obligated to pay such Losses in accordance with Section 6.4(c). Any Direct Claim Dispute Notice shall describe in reasonable detail the basis for the Indemnifying Party’s dispute of such Direct Claim. If the Indemnifying Party timely delivers a Direct Claim Dispute Notice, the Indemnified Party and the Indemnifying Party shall attempt in good faith to resolve such dispute. If the Indemnified Party and the Indemnifying Party are unable to resolve such dispute within thirty (30) days after receipt by the Indemnified Party of the Direct Claim Dispute Notice, the Indemnified Party shall be free to pursue such remedies as may be available to it under this Article VI.
Once any amount of Losses has been finally determined to be payable by an Indemnifying Party to an Indemnified Party pursuant to this Article VI (whether by agreement of the Parties, deemed acceptance pursuant to Section 6.4, or by final, non-appealable judgment or award of a court or arbitrator of competent jurisdiction), the Indemnifying Party shall pay such amount to the Indemnified Party by wire transfer of immediately available funds within five (5) Business Days after such final determination, to a bank account designated in writing by the Indemnified Party.
6.5Limitations.

(a)Notwithstanding anything to the contrary in this Article VI: (i) except with respect to breaches of Seller Fundamental Representations, the Seller shall have no liability (for indemnification under this Article VI or otherwise) related to the breach of the representations set forth in Article III of this Agreement until the total of all Losses with respect to such matters exceeds $2,250,000 (the “Deductible”) and then for the full amount of such Losses (including the amount of such Losses within the Deductible) up to an amount equal to $22,500,000; (ii) in no event shall the indemnification obligations of the Seller under this Article VI exceed an amount equal to the Delivered Purchase Price; and (iii) except with respect to Purchaser Fundamental Representations, the Purchaser shall have no liability (for indemnification under this Article VI or otherwise) related to the breach of the representations set forth in Article IV of this Agreement until the total of all Losses with respect to such matters exceeds the Deductible and then for the full amount of such Losses (including the amount of such Losses within the Deductible) up to an amount equal to $22,500,000. Notwithstanding the foregoing, none of the foregoing limitations shall apply to or otherwise limit any claims relating to Fraud (which, for the avoidance of doubt, are not subject to the indemnification limitations set forth in this Article VI).
(b)Under no circumstances shall any Indemnified Party be entitled to indemnification pursuant to this Article VI for any punitive, exemplary, special, incidental, consequential or indirect damages, including lost profits, diminution in value or damages calculated based on any multiple of earnings or revenue, except to the extent actually awarded to a third party in connection with a Third Party Claim.
(c)The Indemnified Parties shall use their respective commercially reasonable efforts to mitigate all Losses in respect of which the Indemnified Parties may be entitled to indemnification pursuant to this Article VI.
(d)The amount of any Losses recoverable by an Indemnified Party pursuant to Section 6.2 or Section 6.3 shall be calculated net of, and reduced by, (i) any amounts actually received by the Indemnified Party under applicable insurance policies (net of any increases in insurance premiums resulting from such claims and any reduction or loss of coverage resulting therefrom) or from any other Person alleged to be responsible therefor or pursuant to any indemnity, contribution or other similar payment by any Person with respect thereto, after deducting any expenses reasonably incurred in connection with the collection thereof, including deductibles and self-insured retentions (collectively, “Recovery Costs”), and (ii) any Tax benefit actually realized in cash by the Indemnified Party in the taxable year in which the applicable Loss is incurred or in the immediately succeeding taxable year, determined on a “with and without” basis (i.e., the reduction in the Indemnified Party’s actual cash Tax liability for such taxable year to the extent that it is directly attributable to the deduction, loss, credit, or other Tax benefit arising from the applicable Loss, calculated by comparing the Indemnified Party’s Tax liability for such taxable year determined with such Tax benefit against the Indemnified Party’s Tax liability for such taxable year determined without such Tax benefit). For the avoidance of doubt, no reduction shall be made under clause (ii) for (A) any estimated, theoretical, or projected Tax benefit, (B) any Tax benefit that is not actually realized in the taxable year in which the Loss is incurred or in the immediately succeeding taxable year, or (C) any Tax benefit arising from the carryforward or carryback of any Tax attribute to a taxable year other than the taxable year in which the Loss is incurred or in the immediately succeeding taxable year. Notwithstanding anything to the contrary herein, the Indemnified Party shall use their commercially reasonable efforts to promptly recover under any other sources of recovery, indemnification or insurance policies with respect to any Losses for which the Indemnified Party is entitled to indemnification under Section 6.2 or Section 6.3 to the extent such Losses are covered by such other sources or insurance policies (for the avoidance of doubt, without limiting the foregoing, using no less efforts to seek such recovery than they would if such Losses were not subject to indemnification under this ARTICLE VI). In the event that an insurance recovery under a third party insurance policy or recovery from any other Person alleged to be responsible for any Losses is actually received by the Indemnified Party with respect to any Losses for which the Indemnified Party has been indemnified hereunder, then a refund shall be made to the Indemnifying Party by the Indemnified Party in accordance with written instructions provided by the Indemnifying Party, in an amount equal to the lesser of (i) the aggregate amount of such insurance or other such recovery actually received by the Indemnified Party, net of any Recovery Costs and of any Taxes imposed on the Indemnified Party in respect of such insurance or other recovery, and (ii) the amount of the indemnification payment previously received by the Indemnified Party pursuant to Section 6.2 or Section 6.3 with respect to such Losses.

(e)Notwithstanding anything to the contrary herein: (i) no Indemnified Party shall be entitled to indemnification under this Article VI for any Losses for which an adjustment was made to the Final Purchase Price hereunder, (ii) in the event any Purchaser Indemnified Party recovers any Losses with respect to a particular matter in respect of an indemnification claim made in accordance with this Article VI, no other Purchaser Indemnified Party may recover the same Losses with respect to such matter in respect of a claim for indemnification under this Agreement and (iii) in the event any Seller Indemnified Party recovers any Losses with respect to a particular matter in respect of an indemnification claim made in accordance with this Article VI, no other Seller Indemnified Party may recover the same Losses with respect to such matter in respect of a claim for indemnification under this Agreement.
(f)Except in the case of (i) claims for Fraud, (ii) claims relating to or arising from any breach after the Closing of any Post-Closing Covenants, (iii) claims for breach occurring after the Closing under any Ancillary Agreements (other than this Agreement), (iv) claims pursuant to the post-Closing adjustment set forth in Section 2.3 and (v) claims for equitable remedies (including those set forth in Section 9.6), from and after the Closing, the rights to indemnification and payments set forth in Article VI shall be the sole and exclusive remedy and recourse of the Indemnified Parties with respect to or relating to any breach of this Agreement or any of the transactions contemplated by this Agreement, regardless of the Law or legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract, tort or equity. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall, or shall be deemed or construed to, waive or release any claims relating to Fraud.
(g)Any payments made to an Indemnified Party pursuant to this Article VI shall be treated, to the extent permitted by Law, as an adjustment to the purchase price for Tax purposes.
(h)For purposes of this Article VI, (i) in determining whether any breach of any representation or warranty has occurred and (ii) in calculating the amount of any Losses arising out of or resulting from any such breach, all qualifications or exceptions in any such representation or warranty relating to or referring to “materiality,” “material,” “in all material respects,” “Company Material Adverse Effect” or words of similar import or effect shall be disregarded.
Article VII
TAX MATTERS
7.1Cooperation. The Purchaser and the Seller will cooperate fully, as and to the extent reasonably requested by the other Party and at the requesting Party’s cost, in connection with the filing of Tax Returns and any audit, litigation or other Tax proceeding with respect to a Pre-Closing Tax Period. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding with respect to Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, provided, however, that neither Seller nor its Affiliates will be required to provide any Seller Consolidated Tax Returns or Tax work papers to the extent related to such Seller Consolidated Tax Returns (other than a pro forma schedule of such Seller Consolidated Tax Return that pertains to the Company). The Purchaser and the Seller (to the extent in possession of books and records) agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning on or before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority.
7.2Straddle Period. For purposes of this Agreement, the amount of any Tax that is attributable to the portion of the Straddle Period that ends on and includes the Closing Date will: (i) in the case of a Tax based on or measured by income, capital gains, sales, purchases, wages or receipts, be determined based on an interim closing of the books as if the applicable taxable periods ended on the Closing Date (and for such purpose, the taxable period of the Company shall be deemed to terminate at such time in accordance with Treasury Regulations Section 1.1502-76(b)(1)(ii)(A) and the taxable period of any Person treated as a partnership or other pass-through entity for federal (and applicable state and local) income Tax purposes in which the Company holds a beneficial interest will be deemed to terminate at such time); provided, that any amortization and depreciation deductions (or similar item determined on an annual or periodic basis) will be apportioned to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period; and (ii) in the case of any other Tax (other than Taxes referred to in clause (i)), be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in the Straddle Period.
7.3Transfer Taxes. Notwithstanding anything to the contrary herein, the Purchaser shall bear one-half and the Seller shall bear one-half of all transfer, documentary, registration, sales, use and similar Taxes incurred in connection with and as a result of the purchase and sale of the Shares, together with any related fee, penalties, interest and additions to such Taxes (“Transfer Taxes”). The Party required to file under applicable Law shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and the other Party shall cause each of their respective Affiliates to cooperate in the preparation and filing of such Tax Returns and shall join in the execution of any such Tax Returns and other documentation to the extent reasonably necessary (if such actions are required by applicable Law).
7.4Tax Returns.
(a)The Seller shall include the income of the Company and its Subsidiaries (including any deferred items triggered into income by Treasury Regulations Section 1.1502-13 and any excess loss account taken into income under Treasury Regulations Section 1.1502-19) on the Seller Consolidated Tax Returns for all periods (or portion thereof) through the end of the Closing Date and pay any income Taxes attributable to such income. For all taxable periods (or portion thereof) ending on or before the Closing Date, the Seller shall cause the Company and its applicable Subsidiaries to join in the Seller’s consolidated federal income Tax Return consistent with prior practice. All such Tax Returns described in this Section 7.4(a) shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Law. The Seller shall timely pay or cause to be timely paid any and all Taxes shown as due and payable on any Tax Return described in this Section 7.4(a).
(b)Except as otherwise provided in Section 7.4(a), with respect to any non-income Tax Returns of the Company and its Subsidiaries for any Pre-Closing Tax Period or Straddle Period, and any separate income Tax Returns of the Company and its Subsidiaries for a Straddle Period (all such Tax Returns described in this sentence, the “Company Separate Tax Returns”), the Purchaser shall (i) prepare or cause to be prepared such Company Separate Tax Returns in a manner consistent with the allocation methodologies in Section 7.2, and (ii) provide drafts of each such Company Separate Tax Return that is an income Tax Return to Seller for its review and comment no later than twenty (20) days before the due date (taking into account applicable extensions) for each such Company Separate Tax Return. The Purchaser and the Seller shall negotiate in good faith to resolve any disagreement about any reasonable comments provided by the Seller with respect to any such Company Separate Tax Return within ten (10) days of the delivery of such Company Separate Tax Return to the Seller for its review and comment. Any remaining disputed matters that are not resolved by the Purchaser and the Seller shall be promptly submitted to the Accounting Firm for resolution in a manner consistent with Section 2.3(c), mutatis mutandis. Except to the extent specifically taken into account in the calculation of the Unpaid Transaction Expenses, Closing Net Working Capital, or Closing Debt (in each case, as finally determined pursuant to Section 2.3), the Seller shall promptly pay to the Purchaser (or its designee) any Taxes shown as due on any Company Separate Tax Returns that are attributable to a Pre-Closing Tax Period after such amounts are determined pursuant to this Section 7.4(b). The Purchaser shall timely file all such Company Separate Tax Returns and timely pay all Taxes due.
7.5Purchaser Tax Acts. Neither the Purchaser nor any of its Affiliates will cause or permit any of the Company and its Subsidiaries or any of their Affiliates to take (and none of the Company and its Subsidiaries or any of their Affiliates will take) any of the following actions without the consent of the Seller (not to be unreasonably withheld, conditioned or delayed) unless otherwise required by applicable Law or pursuant to the transactions contemplated by this Agreement: (i) amend any Tax Return that relates in whole or in part to any Pre-Closing Tax Period, (ii) make, revoke, or change any election for, or that has retroactive effect to, any Pre-Closing Tax Period, (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, (iv) voluntarily approach any Taxing Authority with respect to any Pre-Closing Tax Period or Taxes attributable to a Pre-Closing Tax Period, (v) change any Tax accounting method or annual accounting method with respect to any Pre-Closing Tax Period, or (vi) settle or waive any claim for refund of Taxes, in each case of clauses (i) through (vi), to the extent that such action would reasonably be expected to increase Seller’s liability for Taxes under this Agreement.
7.6Transaction Tax Deductions. The Seller or the Company shall claim all Tax deductions that are, at a “more likely than not” or higher level of confidence, allocable to and deductible in the Tax period (or portion thereof) ending on the Closing Date under the applicable Law with respect to the payment of any Transaction Expenses and the payment of any Closing Debt, including payments at or after the Closing pursuant to Article II (only to the extent such payments are economically borne by the Seller), in the Tax Returns of the Company for such Tax period (or portion thereof), and the Purchaser shall not take any action, or permit the Company to take any action, inconsistent therewith. The seventy percent (70%) safe harbor election under Revenue Procedure 2011-29 shall be applied to any “success based fees” to the extent permitted under applicable Law. The Purchaser agrees that the “next day rule” in Treasury Regulation section 1.1502-76(b)(1)(ii)(B) shall not apply to such deductions.
7.7Tax Refunds. The Seller shall be entitled to any refund or credit of Taxes (solely with respect to refunds reflected on Schedule 7.7) that relates to a Pre-Closing Tax Period of the Company, and is actually received or utilized by the Company to reduce cash Taxes otherwise due by the Company; provided that, for the avoidance of doubt, the Seller shall not be entitled to any such refund or credit that (a) is attributable to the carryback by the Company of any Tax attribute generated in a taxable period (or portion thereof) beginning after the Closing, (b) was specifically taken into account in the calculation of the Closing Net Working Capital, Closing Debt or Unpaid Transaction Expenses (in each case, as finally determined pursuant to Section 2.3), or (c) any such refund not reflected on Schedule 7.7 (any such refund or credit to which the Seller is entitled pursuant to this Section 7.7, a “Tax Refund”). Promptly after actual receipt or utilization by the Purchaser (including the Company or its Subsidiaries after the Closing Date) of any Tax Refund, Purchaser shall pay or cause to be paid, by wire transfer of immediately available funds, such Tax Refund to the Seller net of any Taxes imposed on the receipt thereof and reasonable out-of-pocket costs incurred in connection therewith. Notwithstanding anything to the contrary in this Section 7.7, neither the Purchaser nor the Company nor any of their respective Affiliates shall be required to take any action to pursue or obtain any Tax Refund, including filing, or causing to be filed, IRS Form 4466 (or any analogous form under applicable state, local or non-U.S. Law) for a “quickie refund” in connection with any Tax Refund. If any such Tax Refund is subsequently challenged successfully by any Taxing Authority, the Seller shall repay to the Purchaser (or its designee) any resulting reduction in amount of such Tax Refund (together with any interest and penalties assessed by such Taxing Authority specifically in respect of such amount).
7.8Tariff Refunds. Seller shall be entitled to any refund of retaliatory tariff amounts (solely with respect to the tariffs reflected on Schedule 7.8), including any and all interest attributable to those amounts, paid that relates to a Pre-Closing Tax Period of the Company or its Subsidiaries, and is actually received by the Company or its Subsidiaries; provided that, for the avoidance of doubt, the Seller shall not be entitled to any such refund that was specifically taken into account in the calculation of the Closing Net Working Capital, Closing Debt or Unpaid Transaction Expenses (in each case, as finally determined pursuant to Section 2.3) (any such refund to which the Seller is entitled pursuant to this Section 7.8, a “Tariff Refund”). Promptly after actual receipt by the Purchaser (including the Company and its Subsidiaries after the Closing Date) of any Tariff Refund, Purchaser shall pay or cause to be paid, by wire transfer of immediately available funds, such Tariff Refund to the Seller net of any Taxes imposed on the receipt thereof or reasonable out-of-pocket costs incurred in connection therewith. Purchaser shall, upon reasonable request, permit the Seller to reasonably participate in the prosecution of any such Tariff Refund claim and shall not settle or otherwise resolve any such Tariff Refund claim without the prior written consent of Seller (not to be unreasonably withheld, conditioned, or delayed). Purchaser shall, and shall cause the Company and the Company’s Subsidiaries to, engage in commercially reasonable actions and otherwise reasonably cooperate as may be reasonably requested in writing by the Seller in connection with obtaining any refunds that are the entitlement of the Seller pursuant to this Section 7.8. If any such Tariff Refund is subsequently challenged successfully by any Governmental Entity, the Seller shall repay to the Purchaser (or its designee) any resulting reduction in amount of such Tariff Refund (together with any interest and penalties assessed by such Governmental Entity specifically in respect of such amount).
7.9Termination of Tax Sharing Agreements. Effective as of the Closing, the Seller shall cause any Tax sharing or allocation or other similar agreements or arrangements (whether or not written) (other than arrangements the primary purpose of which is not Taxes) with respect to or involving the Company and its Subsidiaries to be terminated such that they shall have no further effect thereafter and neither the Purchaser nor the Company or any of its Subsidiaries shall have any further liability thereunder or as a result of any such termination.
7.10Tax Basis Deliverables. Within ninety (90) days following the Purchaser’s delivery of the Final Closing Statement pursuant to Section 2.3(b), the Seller shall deliver, or cause to be delivered, to the Purchaser (i) a comprehensive tax basis balance sheet of the Company and each of its Subsidiaries as of the Closing Date, prepared on a basis consistent with the Seller Consolidated Group’s tax accounting methods and practices, and (ii) updated workpapers reflecting all calculations, determinations, and elections made or required to be made under Treasury Regulations Section 1.1502-36 in connection with the transactions contemplated by this Agreement, including the computations of net stock loss, aggregate inside loss, net inside attribute amount, and tentative attribute reduction amount (collectively, the “Tax Basis Deliverables”). The Tax Basis Deliverables are intended to be in sufficient detail to permit the Purchaser to prepare any income Tax Returns of the Company and its Subsidiaries for any taxable period ending on or after the Closing Date, including any short-period Tax Return required in connection with any conversion of the Company or any of its Subsidiaries to a pass-through entity for U.S. federal income Tax purposes. The Purchaser shall have thirty (30) days following receipt of the Tax Basis Deliverables to review the same and provide any reasonable comments to the Seller, and the Seller shall consider such comments in good faith.
Article VIII
DEFINITIONS; CONSTRUCTION
8.1Definitions. For the purposes of this Agreement:
“Accounting Firm” means a recognized firm of independent accountants selected by mutual agreement of the Purchaser and the Seller.
“Accounting Principles” is defined in the definition of Closing Net Working Capital.
“Acquired Company” means the Company and each of its Subsidiaries.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For the purpose of this definition, the term “control” of a Person means the power to direct, or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms and phrases “controlling,” “controlled by” and “under common control” have correlative meanings.
“Agreement” is defined in the Preamble.
“Ancillary Agreements” means all agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.
“Business” means (i) designing, developing, engineering, researching, sourcing, manufacturing, licensing, branding, marketing, distributing and/or selling baseball and/or softball equipment, products and technologies, including the following (solely to the extent related to baseball and/or softball equipment, products and technologies): bats (including wood, composite wood, alloy, metal, composite, hybrid and training bats); gloves (including fielding gloves and batting gloves); bat grips; grip tape for bats; bat wraps; bat accessories; batting helmets; protective baseball and/or softball equipment; baseball and/or softball training aids; baseball and/or softball footwear; baseball and/or softball performance measurement and player development products; and other baseball and/or softball equipment and accessories; (ii) designing, developing, manufacturing, licensing, marketing, distributing and/or selling grip products, grip technologies and grip-related accessories, in each case, for baseball, softball, golf, hockey, lacrosse or pickleball; (iii) designing, developing, owning, operating, licensing, marketing and/or providing: baseball, softball and/or golf player performance testing, assessment and biomechanics; baseball, softball and/or golf swing analysis; bat fitting; golf club fitting; baseball, softball and/or golf product testing, research and development; baseball, softball and/or golf data analytics; baseball, softball and/or golf training, baseball, softball and/or golf coaching and related baseball, softball and/or golf performance improvement services and technologies; and (iv) designing, building, leasing, owning, operating, selling, promoting or franchising: baseball and/or softball hitting and training facilities; baseball and/or softball performance centers and/or retail showrooms for any of the products or services described in clauses (i), (ii) or (iii). “Business” shall not include any business that is currently conducted or that would reasonably be expected to be conducted by Fox Factory Holding Corp. or its Subsidiaries (other than the Company and the Company’s Subsidiaries).
“Business Day” means any day of the year on which national banking institutions in the State of Georgia are open to the public for conducting business and are not required to close.
“Certificates” means, collectively, the stock certificates evidencing the Shares.
“Closing” is defined in Section 1.2.
“Closing Cash” means the consolidated cash and cash equivalents of the Company and its Subsidiaries (including marketable securities, short-term investments, demand deposits and cash in the bank accounts of the Company or any of its Subsidiaries) determined in accordance with GAAP as of immediately prior to the Closing. Closing Cash will (a) include all incoming deposits in transit, checks (on a consolidated basis) and drafts deposited for the account of the Company or any of its Subsidiaries that have not cleared and all outstanding checks that have not been deposited; provided, that if such incoming check or funds is a payment in respect of a corresponding account receivable or other current asset, then there shall also be a reduction to such corresponding account receivable or other current asset on account thereof reflected in the calculation of Estimated Closing Net Working Capital and Closing Net Working Capital and (b) be reduced by any outgoing outstanding checks and electronic payments drawn on the accounts of the Company or any of its Subsidiaries that have not cleared, provided, that if such outstanding check or electronic payment is a payment in respect of a corresponding account payable or other current liability, then there shall also be a corresponding reduction to the applicable account payable or other current liability on account thereof reflected in the calculation of Estimated Closing Net Working Capital and Closing Net Working Capital.
“Closing Cash Consideration” means the Estimated Purchase Price less Twenty-Five Million Dollars ($25,000,000).
“Closing Date” is defined in Section 1.2.

“Closing Debt” means the aggregate amount of all outstanding Debt as of immediately prior to Closing.
“Closing Net Working Capital” means, as of immediately prior to Closing, the current assets (excluding Closing Cash, income Tax assets, and intercompany receivables) minus the current liabilities (excluding Closing Debt, Unpaid Transaction Expenses, income Tax liabilities, and intercompany payables) of the Company, all as determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the Company’s past practices and the accounting principles, methodologies, practices, estimation techniques, assumptions and procedures set forth on Exhibit A (the “Accounting Principles”), which Exhibit A shall also include a sample calculation of Closing Net Working Capital, as set forth on the Final Closing Statement.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company” is defined in the Preamble.
“Company Confidential Information” means any information concerning the businesses and affairs of the Company and the Company’s Subsidiaries, but excluding (a) any information that is or becomes generally available to the public (including any information that is publicly disclosed pursuant to and in accordance with Section 9.2) other than as a result of disclosure by the Seller or any of its Affiliates (other than, after Closing, the Company and any of its Affiliates) of such information in breach of its obligations under Section 5.1 or any other confidentiality or similar obligation, (b) any information that is or becomes available to the Seller or its Affiliates after the Closing Date on a non-confidential basis from a source other than the Company or the Company’s Subsidiaries that is not known by such Person to be bound by any confidentiality or similar obligation or (c) any information that is developed by or on behalf of the Seller or its Affiliates without the benefit or use of Company Confidential Information or other information provided by the Company or the Company’s Subsidiaries.
“Company Material Adverse Effect” means any change, effect, event or circumstance that has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) events, changes, developments or circumstances relating to the industries or the markets in which the Company and its Subsidiaries operate, including changes resulting from weather or natural conditions, (ii) events, changes, developments, conditions or circumstances that affect the U.S. economy generally, (iii) an outbreak or escalation of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, any natural disasters, epidemics, pandemics or disease outbreaks, or any governmental or other response to any of the foregoing, in each case, whether occurring within or outside the United States, (iv) changes in Law or GAAP or the interpretation or enforcement thereof, or (v) any failure, in and of itself, by the Company and its Subsidiaries to meet financial forecasts, projections or estimates (provided that the underlying causes of such failure to meet such forecasts, projections or estimates shall be considered in determining whether there is a Company Material Adverse Effect, to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect); provided, however, that, the exclusions set forth in clauses (i) through (iv) above shall not apply, and such changes, effects, events or circumstances shall not be excluded from any determination as to whether there has been a Company Material Adverse Effect, if such change, effect, event or circumstance has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in the industry sector or sectors in which the Company and its Subsidiaries operate.
“Company Separate Tax Returns” is defined in Section 7.4(b).
“Confidentiality Agreement” means (i) that certain Amended and Restated Non-Disclosure Agreement, dated March 24, 2026 by and between Fox Factory Holding Corp, and Kurt Ainsworth, and (ii) that certain Amended and Restated Non-Disclosure Agreement, dated March 24, 2026 by and between Fox Factory Holding Corp, and Michael Uffman.
“Consents” means approvals, consents, waivers or authorizations.
“Constitutional Documents” means, as to any Person, the constitutional or organizational documents of such Person, including any charter, certificate or articles of incorporation, certificate of formation, articles of association, stockholders’ agreement, bylaws, trust instrument, partnership agreement, limited liability company agreement or similar document.
“Contract” means any agreement, contract, mortgage, indenture, lease, license, instrument, document, obligation or commitment that is legally binding, including all amendments, modifications and supplements thereto, provided, however, that the term Contract does not include purchase orders entered into in the ordinary course of business.
“Covered Persons” is defined in Section 5.3(a).
“D&O Tail Policy” is defined in Section 5.3(c).
“Debt” means, without duplication, (i) any indebtedness of the Acquired Companies for borrowed money and accrued but unpaid interest, premiums and penalties relating thereto (but excluding trade accounts payable and other accrued current Liabilities arising in the ordinary course of business to the extent that such trade payables and other accrued current Liabilities are included in the calculation of Final Purchase Price), (ii) any indebtedness of the Acquired Companies evidenced by a note, bond, debenture or other similar security, (iii) any amounts drawn under letters of credit, surety bonds, performance bonds, bankers’ acceptances or similar obligations or facilities of the Acquired Companies, (iv) all obligations under leases to which an Acquired Company is a party and which have been or are required to be recorded as capitalized leases under GAAP, (v) the Pre-Closing Tax Amount, (vi) obligations under conditional sale, deferred purchase price or other title retention agreements entered into by the Acquired Companies, (vii) obligations with respect to interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements or other interest or exchange rate hedging agreements or arrangements entered into by the Acquired Companies, (viii) obligations of the Acquired Companies for deferred purchase price payments and earn-outs, (ix) amounts payable by any Acquired Company to any subsidiary of Fox Factory Holding Corp. (other than another Acquired Company), and (x) any indebtedness or obligations referred to in the foregoing clauses (i) through (ix) of any Person which is guaranteed by an Acquired Company; provided, however, that, any Debt of both the Seller (or the Seller’s Affiliates other than the Company) and the Company (or the Company’s Subsidiaries) shall not be deemed “Debt” hereunder as long as the corresponding Liens on the assets and equity of the Company and its Subsidiaries associated with such Debt are released prior to or contemporaneously with the Closing with no continuing obligation of any of the Acquired Companies. For the avoidance of doubt, bonuses or incentive plan benefits related to an Acquired Company for any portion of 2026 shall also not be considered Debt, and Transaction Expenses and amounts included in Closing Net Working Capital shall not be considered Debt.

“Deductible” is defined in Section 6.5(a).
“Delivered Purchase Price” means the Final Purchase Price actually paid to the Seller less any unsatisfied principal amount of the Promissory Note.
“Direct Claim” is defined in Section 6.4(c).
“Direct Claim Dispute Notice” is defined in Section 6.4(c).
“Direct Claim Notice” is defined in Section 6.4(c).
“Disclosure Letter” is defined in the preamble to Article III.
“Disputed Matters” is defined in Section 2.3(c).
“Effective Time” is defined in Section 1.2.
“Equity Plan” is defined in Section 5.8(a).
“ERISA” is defined in Section 3.6.
“Estimated Closing Cash” is defined in Section 2.3(a).
“Estimated Closing Debt” is defined in Section 2.3(a).
“Estimated Closing Net Working Capital” is defined in Section 2.3(a).
“Estimated Closing Statement” is defined in Section 2.3(a).
“Estimated Purchase Price” means an amount equal to (i) Two Hundred Twenty-Five Million Dollars ($225,000,000), minus (ii) the Estimated Unpaid Transaction Expenses, minus (iii) the Estimated Closing Debt, plus (iv) the Estimated Closing Cash, minus (v) the amount, if any, by which the Estimated Closing Net Working Capital is less than the Working Capital Target, plus (vi) the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Working Capital Target.
“Estimated Unpaid Transaction Expenses” is defined in Section 2.3(a).
“Final Closing Statement” is defined in Section 2.3(b).
“Final Purchase Price” means an amount equal to (i) Two Hundred Twenty-Five Million Dollars ($225,000,000), minus (ii) the Unpaid Transaction Expenses, minus (iii) the Closing Debt, plus (iv) the Closing Cash, minus (v) the amount, if any, by which the Closing Net Working Capital is less than the Working Capital Target, plus (vi) the amount, if any, by which the Closing Net Working Capital is greater than the Working Capital Target.
“Firm” is defined in Section 9.13.
“Fraud” means a Person’s actual and intentional common law fraud under the Laws of the State of Delaware in the making of the representations and warranties contained in Article III or Article IV of this Agreement or in any other Ancillary Agreement. “Fraud” does not include equitable fraud, promissory fraud or fraud based on negligence or recklessness. Notwithstanding anything in this

Agreement to the contrary, no knowledge of employees of the Company and its Subsidiaries shall be imputed to the Seller or its Affiliates for the purposes of determining whether the Seller or its Affiliates has committed “Fraud”; provided, that in any dispute involving an allegation of Fraud in respect of the representation and warranty set forth in Section 4.7(a), the Seller or its Affiliates, as applicable, shall bear the burden of proving by clear and convincing evidence that the Seller and its Affiliates did not have knowledge that such representation and warranty was inaccurate and that Seller and its Affiliates were relying on such representation and warranty.
“Fundamental Representations” means the Seller Fundamental Representations and the Purchaser Fundamental Representations.
“Governmental Entity” means any court, administrative agency or commission or other federal, state, county, local or foreign governmental body, entity, instrumentality, agency or commission.
“Indemnified Party” is defined in Section 6.4(a).
“Indemnified Taxes” means any Taxes for which any Acquired Company is held liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group of which the Seller is a member at any time on or before the Closing Date.
“Indemnifying Party” is defined in Section 6.4(a).
“IRS” means the Internal Revenue Service.
“Law” means any federal, state, foreign or local law, statute, ordinance, rule, order, regulation, writ, injunction, directive, order, judgment, treaty, decree or administrative or judicial decision.
“Legal Action” means any claim, cause of action, audit, litigation, suit, charge, assessment, arbitration, investigation, hearing, demand, proceeding, complaint, appeal, citation, summons, subpoena, indictment, mediation or other legal proceeding of any nature (whether sounding in contract, tort or otherwise, whether civil, criminal, quasi-criminal, judicial, administrative, regulatory, arbitral or otherwise, whether public or private, and whether brought at law or in equity).
“Liability” or “Liabilities” means any liability, commitment or obligation whether known or unknown, asserted or unasserted, direct or indirect, absolute or contingent, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, determined or determinable, or due or to become due.
“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, proxy, voting trust or agreement or transfer restriction under any stockholder or similar agreement.
“Losses” means all losses, Liabilities, claims, demands, obligations, deficiencies, damages, judgments, interest, awards, penalties, fines, settlements, Taxes, costs and expenses (including reasonable attorneys’, accountants’ and other experts’ fees and expenses and costs of investigation and enforcement).
“MLB Contract” means that certain MLB Advanced Media, L.P. License Agreement by and between MLB Advanced Media, L.P. and Marucci Sports, LLC.
“Nonparty Affiliate” is defined in Section 9.16.

“Nonsolicitation Period” is defined in Section 5.6(b).
“Objection Notice” is defined in Section 2.3(c).
“Objection Period” is defined in Section 2.3(c).
“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity or arbitrator that is binding upon or applicable to such Person.
“Other Financial Information” means the financial information and statements described on Schedule 8.1.
“Parties” means the Purchaser and the Seller, and “Party” means either of the Parties.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.
“Post-Closing Covenants” is defined in Section 6.1.
“Pre-Closing Tax Amount” means an amount equal to the sum of all unpaid income Taxes of the Acquired Companies (which shall not be less than zero in the aggregate or in respect of any jurisdiction, Tax period, or type of Tax) attributable to or due and payable with respect to any Pre-Closing Tax Period, which shall disregard any payments made after the Closing in respect of the Closing Cash and be calculated on an entity-by-entity basis and by including in taxable income any adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) and determined as if the relevant taxable period of the Acquired Company ended on and included the Closing Date and any resulting Taxes were due and payable on the Closing Date. For purposes of calculating the Pre-Closing Tax Amount, (a) Taxes with respect to a Straddle Period shall be determined in accordance with Section 7.2, (b) all unpaid Taxes of the Acquired Companies shall be calculated consistent with the past practice of the applicable Acquired Company (including any elections, methods of accounting and filing positions) to the extent supportable at a “more likely than not” or higher level of confidence, (c) such determination shall take into account (and be reduced by) (i) any estimated income Tax payments or prepayments, and (ii) any overpayments of income Taxes (including payments of estimated income Taxes) to the extent such amounts are available under applicable Law to actually reduce the particular Tax liability in respect of which such payments were made, (d) such determination shall exclude any income Taxes attributable to (I) transactions or other actions undertaken by Purchaser or its Affiliates (including, after the Closing, the Company) after the Closing on the Closing Date that are outside the ordinary course of business and not expressly provided for by this Agreement, (II) deferred Tax assets and deferred Tax liabilities established for GAAP purposes to reflect timing differences between book and Tax income; (III) any liabilities for accruals or reserves for contingent income Taxes or with respect to uncertain Tax positions, or (IV) deferred revenue or prepaid amounts that are (or but for the transactions, would be) recognized for income Tax purposes in any taxable period beginning after the Closing Date (including any portion of any Straddle Period beginning after the Closing Date), (e) any deferred income Tax liability or installment payment under Section 965 of the Code (or any corresponding or similar provision of state or local Law) shall be taken into account, (f) any Taxes for which the Company or any of its Subsidiaries would be liable as a result of an inclusion under Section 951 or Section 951A of the Code (or any corresponding or similar provision of state or local Law) if the taxable year of each “foreign corporation” owned, directly or indirectly, by the Company or any of its Subsidiaries closed on the Closing Date shall be included, and

(g) any Taxes that are actually taken into account in the calculation of Closing Net Working Capital or Unpaid Transaction Expenses (in each case, as finally determined) shall be excluded.
“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date, and (ii) the portion of any Straddle Period ending on and including the Closing Date.
“Privileged Communications” is defined in Section 9.13.
“Promissory Note” means that certain unsecured subordinated convertible promissory note, in the form attached hereto as Exhibit B, dated as of the Closing Date.
“Purchaser” is defined in the Preamble.
“Purchaser Group Representatives” is defined in Section 4.7.
“Purchaser Fundamental Representations” means collectively, the representations and warranties contained in Section 4.1 (Organization and Good Standing), Section 4.2 (Authority), Section 4.3(a) and (b) (No Conflicts), and Section 4.9 (Brokers).
“Purchaser Indemnified Parties” is defined in Section 6.2.
“Purchaser Released Claims” is defined in Section 9.15(a).
“Recovery Costs” is defined in Section 6.5(d).
“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.
“Restricted Period” is defined in Section 5.6(a).
“Restricted Territory” means the United States of America, Canada, Japan, South Korea, Taiwan, Australia, Mexico, China, the Dominican Republic, Venezuela and Puerto Rico and anywhere else in the world that the Acquired Companies operate or conduct business as of the Closing Date; except if such territory is deemed overbroad by a court or arbitrator then Restricted Territory means the state of Louisiana and any other state or jurisdiction where the Company was conducting the Business as of the Closing Date.
“SEC Financial Statements” is defined in Section 5.9(b).
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” is defined in the Preamble.
“Seller Benefit Plans” is defined in Section 3.6.
“Seller Confidential Information” means any information concerning the businesses and affairs of the Seller and the Seller’s Subsidiaries (other than the Company and the Company’s Subsidiaries), but excluding (a) any information that is or becomes generally available to the public (including any information that is publicly disclosed pursuant to and in accordance with Section 9.2) other than as a result of disclosure by the Purchaser or its Affiliates of such information in breach of their obligations under Section 5.1 or any other confidentiality or similar obligation, (b) any information that is or becomes available to the Purchaser after the Closing Date on a non-confidential basis from a source other than the Seller or the Seller’s Subsidiaries that is not known by the Purchaser to be bound by any confidentiality or similar obligation or (c) any information that is developed by or on behalf of any of the Purchaser without the benefit or use of information provided by the Seller or the Seller’s Subsidiaries.
“Seller Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes of which (a) the Company, on the one hand, and (b) the Seller or an Affiliate of the Seller (other than the Company), on the other hand, is or was a member on or prior to the Closing Date.
“Seller Consolidated Tax Return” means any Tax Return of the Seller Consolidated Group, including any consolidated return pursuant to Section 1502 of the Code or any corresponding or substantially similar provision of state, local or non-U.S. Tax Law.
“Seller Fundamental Representations” means collectively, the representations and warranties contained in Section 3.1(a) and (b) (Organization and Good Standing), Section 3.2 (Authority), Section 3.4(a) and (b) (No Conflict), Section 3.5 (Title to Shares; Subsidiaries) and Section 3.7 (Brokers).
“Seller Indemnified Parties” is defined in Section 6.3.
“Seller Party” and “Seller Parties” means the Seller, its Affiliates (which, for the avoidance of doubt, does not include the Company or the Company’s Subsidiaries) and each of their and their respective Affiliates’ directors, managers, members, partners, equity holders, officers and employees.
“Seller Released Claims” is defined in Section 9.15(b).
“Seller Released Parties” is defined in Section 9.15(b).
“Seller’s Knowledge” (including any derivation thereof such as “known” or “knowing”) means the actual knowledge of Michael Dennison, Dennis Schemm, Christopher Tutton, Brendan Enick and Janet Wong, or the knowledge that any such Person would reasonably be expected to have after due inquiry of Persons reporting directly to them with respect to the matter in question.
“Shares” is defined in the Recitals.
“Shortfall” is defined in Section 2.3(e).
“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” of any Person means (i) a corporation of which such Person owns or controls such number of the voting securities which is sufficient to elect at least a majority of its Board of Directors, or (ii) a partnership or limited liability company of which a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that person or a combination thereof or (iii) each corporation, joint venture, trust, partnership, limited liability company or any other entity over which the Person has, directly or indirectly, the power to direct its business or policies. Notwithstanding anything herein to the contrary, for the purposes of Article III, The Stable JV, LLC shall not be considered a Subsidiary of the Company (or a Subsidiary of the Company’s Subsidiaries) or part of the Acquired Companies.

“Surplus” is defined in Section 2.3(d).
“Tariff Refund” is defined in Section 7.8.
“Tax” means (a) any federal, state, local or foreign income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, windfall profits, withholding, payroll, employment, excise, severance, stamp, occupation, premium, customs duties, capital stock, or property tax and any other similar governmental fee, assessment or charge of any kind in the nature of a tax, together with all interest, penalties, additions to tax and additional amounts with respect thereto, whether disputed or not, and any amounts payable pursuant to the determination or settlement of an audit, (b) liabilities for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign Law or regulation, and (c) any and all liability for amounts described in clauses (a) or (b) payable as a result of being a transferee or successor, by Contract, pursuant to any Law, rule, or regulation, or otherwise.
“Tax Refund” is defined in Section 7.7(a).
“Tax Returns” means all returns, declarations, reports, notices, forms, claims for refund, information statements and other documents relating to Taxes filed or required to be filed with any Governmental Entity, including all schedules, supporting information and attachments thereto, and including all amendments thereof.
“Taxing Authority” means any Governmental Entity responsible for the administration or imposition of any Tax.
“Third Party Claim” is defined in Section 6.4(a).
“Third Party Claim Notice” is defined in Section 6.4(a).
“Transaction Expenses” shall mean, to the extent approved or authorized by the Seller, all fees, commissions, costs and expenses incurred by the Company or any of its Subsidiaries on or prior to the Closing or by any other Person (to the extent the Company or any of its Subsidiaries is obligated to pay such fees, commissions, costs and expenses incurred by such Person) in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, including: (a) all costs, commissions, fees and expenses of the Company or any Subsidiary incurred in connection with the negotiation, preparation, execution and/or delivery of this Agreement or any Ancillary Agreements, including any investment banking, accounting, consulting, broker, finder, advisory, attorney and other professional and other costs, fees and expenses and (b) any Transfer Taxes for which the Seller is responsible under Section 7.3. Notwithstanding the foregoing, none of the following shall, in any case, be considered Transaction Expenses: (i) bonuses or payments that become payable by the Company or any Subsidiary in connection with the negotiation, execution and/or delivery of this Agreement or the consummation of the transactions contemplated hereby, whether as a result of the consummation of the transactions contemplated hereby and/or termination of employment (other than bonuses or payments put in place at the direction of Seller), (ii) bonus or incentive plan payments for any portion of 2026 or (iii) fees of PointOne Markets, LLC or Sheppard, Mullin, Richter & Hampton LLP (the foregoing items (i) through (iii), collectively, the “Excluded Expenses”). For the avoidance of doubt, no fees or expenses incurred by or at the direction of or for the benefit of the Purchaser shall be considered

Transaction Expenses nor shall any items included within Debt or Closing Net Working Capital be considered Transaction Expenses.
“Transfer Taxes” is defined in Section 7.3.
“Treasury Regulations” means the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury under its authority under the Code, and any successor regulations.
“TSA” means the transition services agreement executed by Seller and Purchaser, dated as of the Closing Date.
“Unpaid Transaction Expenses” means all Transaction Expenses to the extent not paid in full immediately prior to the Closing.
“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and non-US laws related to plant closings, relocations, mass layoffs and employment losses.
“Working Capital Target” means $72,000,000.
8.2Construction.
(a)The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In addition, each of the Parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of this Agreement. Accordingly, any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(b)The words “include” and “including” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”. The word “or” when used in a list shall not indicate that the listed items are exclusive of each other. The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement.
(c)Except as otherwise indicated, all references in this Agreement to “Articles”, “Sections”, “Exhibits” and “Schedules” are intended to refer to the Articles and Sections of this Agreement, and to the Exhibits and Schedules to this Agreement, including the Disclosure Letter, as the context may require. All such Exhibits and Schedules, including the Disclosure Letter, shall be deemed a part of, and are hereby incorporated by this reference into, this Agreement.
(d)As used in this Agreement, a document shall be deemed to have been “made available” to the Purchaser if, from the date of the Confidentiality Agreement and through the date that is the Business Day prior to the date of this Agreement, such document has been provided to the Purchaser or its counsel by email.
(e)The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Article IX
GENERAL PROVISIONS
9.1Expenses. Except as otherwise specifically provided herein, each Party shall bear its own fees and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with drafting and negotiation of this Agreement and the transactions contemplated hereby.

9.2Public Announcements. The Purchaser and the Seller shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and shall not issue any such press release or make any such public statement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, except that: (a) the Seller and/or any direct or indirect parent or Affiliate of the Seller shall be permitted to (i) (A) file a copy of this Agreement with the United States Securities and Exchange Commission and to make any other filings (including with the United States Securities and Exchange Commission) as may be required under any applicable Law and (B) make current and periodic filings describing the Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby with the United States Securities and Exchange Commission, (ii) issue press releases or participate in interviews (whether for articles, television, radio, podcasts or otherwise) and/or make other media appearances and/or participate in earnings calls and investor meetings, presentations and conferences (x) as may be required under any applicable Law or (y) as otherwise consistent with past practices of the Seller and/or any direct or indirect parent or Affiliate of the Seller (including that any non-written communications will be consistent with prior written disclosures); provided, however, (I) with respect to clause (ii) above, the Seller shall have afforded the Purchaser, for a reasonable period prior to the making of such release or statement (in each case if in writing), a reasonable opportunity to review such release or statement and shall take into account in good faith any comments from the Purchaser; provided, however that the Purchaser shall not have any consent or approval rights with respect to any such release or statement to the extent it is required by applicable Law and shall have no consent, approval or review rights with respect to any release or statement that contains only information included in any public filing made pursuant to and in accordance with clause (a)(i) above or contains only information included in a release or statement previously made pursuant to and in accordance with this clause (a)(ii)), and (II) in the case of interviews and/or other media appearances and/or earnings calls, investor meetings, presentations and conferences, the disclosures made in connection with such event are consistent with written public statements with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby that have previously been made by the Purchaser, its Affiliates, the Seller or any direct or indirect parent or Affiliate of the Seller or the Company in compliance with this Agreement and (b) nothing in this Agreement shall prohibit (i) the Purchaser from disclosing any information relating to the transactions contemplated by this Agreement to its Affiliates or any other Persons associated with the Purchaser, including its legal, accounting, Tax and other advisors, who are subject to a confidentiality obligation with respect to such information, (ii) the Purchaser, its Affiliates, its direct and indirect equityholders, and their respective general partners, managing members, managers and Representatives from disclosing the terms and existence of this Agreement and the transactions contemplated hereby to their respective direct and indirect investors, members, limited partners and prospective investors, in connection with fundraising, subscriptions, capital calls, investor reporting, financial statements, tax reporting, valuation reporting, and annual and periodic investor communications and meetings, in each case where the recipient is subject to a confidentiality obligation with respect to such information; and (iii) the Purchaser, its Affiliates, its direct and indirect equityholders and their respective Representatives from, at any time following the Seller’s initial public disclosure of the transactions contemplated by this Agreement, (A) issuing press releases, participating in interviews (whether for articles, television, radio, podcasts or otherwise), making other media appearances, and making other public statements, in each case regarding such transactions and such Person’s role therein; (B) describing such transactions and such Person’s role therein on its website, on social media, and in tombstones, deal toys and other commemorative items, transaction lists, case studies, and marketing and fundraising materials; and (C) submitting information regarding such transactions and such Person’s role therein to PitchBook, Preqin, Crunchbase, S&P Capital IQ, Mergermarket, Refinitiv, Dealogic and other data providers and league table compilers; in each case so long as the information so disclosed is limited to the identities of the parties, the nature and date of the transactions, the role of the applicable Person, and any other information theretofore disclosed publicly by the Seller. Clauses (ii) and (iii) of this Section 9.2(b) shall survive the Closing and any termination of this Agreement.
9.3Notices. All notices, demands, or other communications to be given or delivered hereunder shall be deemed to have been duly given and made if in writing and (a) if served by personal delivery upon the Person for whom it is intended, (b) if delivered by registered or certified mail, return receipt requested, or by a national courier service, or (c) if sent by email, provided that a customary confirmation of transmission is received (such confirmation not to be unreasonably withheld, conditioned or delayed), to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:
if to the Purchaser (or to the Company or any of its Subsidiaries after the Closing Date) to:
Squared Up Holdings, LLC
5818 McCann Drive
Baton Rouge, Louisiana 70809
Attention: Kurt Ainsworth, Manager
E-mail: kurt@maruccisports.com
with a copy (which shall not constitute notice) to:
Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars
16th Floor
Los Angeles, CA 90067
Attention: Saul Rostamian and Daniel Peters
E-mail: srostamian@sheppard.com; dpeters@sheppard.com
if to the Seller (or to the Company or any of its Subsidiaries prior to the Closing Date) to:
2055 Sugarloaf Circle, 3rd Floor
Duluth, GA 30097
Email: legal@ridefox.com
Attention: Legal Department
with a copy (which shall not constitute notice) to:
Squire Patton Boggs (US) LLP
201 E Fourth Street, Suite 1900
Cincinnati, Ohio 45202
Attention: Evan A. Toebbe
E-mail: evan.toebbe@squirepb.com
Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next Business Day, if sent by national courier service for next Business Day delivery, (iii) upon transmission, if sent by email, or (iv) the Business Day received (or the immediately following Business Day, if not received on a Business Day), if sent any other permitted method.
9.4Entire Agreement. This Agreement, the Exhibits, Schedules and the Disclosure Letter hereto, and the agreements and documents referred to herein, including the Ancillary Agreements, constitute the entire agreement and understanding among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, between the Parties with respect to the subject matter hereof.
9.5Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.6Specific Performance.
(a)The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached (including any Party hereto failing to take such actions as are required of it hereunder in order to consummate this Agreement). It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or any Ancillary Agreement and to enforce specifically the terms and provisions hereof and thereof in any court of the United States or any state having jurisdiction, such injunction and/or specific performance being in addition to any other remedy to which they are entitled at Law, in contract, tort, in equity or otherwise.
(b)The Parties hereto hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any party hereto, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any Party under this Agreement. Each Party further agrees that no Party or any other Person shall be required to provide evidence of irreparable harm or to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.6, and each Party (i) irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) agrees, subject only to the immediately succeeding sentence, to cooperate fully in any attempt by the Parties in obtaining such equitable relief.
(c)The Parties agree that (i) by seeking the remedies provided for in this Section 9.6 (including the commencement of a Legal Action), a Party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement, and (ii) nothing set forth in this Section 9.6 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.6 prior to or as a condition to exercising any right under this Agreement (and pursuing monetary damages).
9.7Successors and Assigns; Assignment; Parties in Interest. This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the Parties, shall inure to the benefit of, and be binding on, the Parties and their respective heirs, successors and permitted assigns (if any), except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any Party without the prior written consent of the other Parties; provided, however, that the Purchaser may, without the consent of any other Person but upon prior written notice to the Seller, assign its rights and obligations hereunder, in whole or in part, (a) to any wholly-owned subsidiary of the Purchaser or (b) to its debt financing sources pursuant to the terms of its debt financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such debt financing; provided, that in each case, no such assignment, delegation or transfer shall relieve the Purchaser of its obligations hereunder. Except as contemplated by Sections 5.3, Article VI, 9.7, 9.13, 9.14, 9.15 and 9.16 (to the extent each of such provision contemplates third party beneficiaries), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than a Party any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement.
9.8Amendment; Waiver. Except as otherwise provided herein, this Agreement may be amended by the Parties only by execution of an instrument in writing signed by the Purchaser and the Seller. The Purchaser, on the one hand, and the Seller, on the other, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement by any Party to any such extension or waiver shall be valid only if, and to the extent that, set forth in an instrument in writing signed on behalf of such Party against whom such extension or waiver is sought to be enforced. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
9.9Governing Law; Venue.
(a)This Agreement shall be construed in accordance with, and governed in all respects by, the internal Laws of the State of Delaware, without giving effect to conflicts of law or choice of law provisions thereof.
(b)Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in any state or federal court of competent jurisdiction located in the State of Delaware. Each Party (i) expressly and irrevocably consents and submits to the jurisdiction of each such court, and each appellate court located in the State of Delaware, in connection with any such proceeding, (ii) agrees that each such court shall be deemed to be a convenient forum, and (iii) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any such court, any claim that such Party is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.
9.10Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
9.12Counterparts; Electronic Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by electronic image transmission shall be binding to the same extent as an original signature page. Any Party that delivers a signature page by scanned pages or electronic image transmission shall deliver an original counterpart to any other Party that requests such original counterpart, it being understood and agreed that the failure to deliver any such original counterpart upon request shall not affect the binding nature of the signature page delivered by facsimile or electronic image transmission.
9.13Waiver of Privilege. The Purchaser agrees that, as to all communications between and among all counsel (including Squire Patton Boggs (US) LLP (the “Firm”)) for the Seller, the Company, the Company’s Subsidiaries or their respective Affiliates, on the one hand, and the Seller, the Company, the Company’s Subsidiaries or their respective Affiliates, on the other hand, that relate in any way to the transactions contemplated by or in connection with this Agreement (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to the Seller and may be controlled by the Seller and will not pass to or be claimed by the Purchaser or any of its Affiliates (including, following the Closing, the

Company and the Company’s Subsidiaries). The Privileged Communications are the property of the Seller and, from and after the Closing, none of the Purchaser, its Affiliates (including, following the Closing, the Company and the Company’s Subsidiaries) or any Person purporting to act on behalf of or through the Purchaser or such Affiliates will seek to obtain the Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means. The Purchaser and its Affiliates (including, following the Closing, the Company and the Company’s Subsidiaries) further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the Seller or any of its Affiliates after the Closing. The Privileged Communications may be used by the Seller or any of its Affiliates in connection with any dispute that relates to the transactions contemplated by or in connection with this Agreement, including in any claim brought by the Purchaser. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser or any of its Affiliates and a third party (other than a party to this Agreement or any of its Affiliates) after the Closing, the Purchaser and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party; provided that neither the Purchaser nor its Affiliates (including, following the Closing, the Company and the Company’s Subsidiaries) may waive such privilege without the prior written consent of the Seller.
9.14Conflict Waiver. The Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Company and Company’s Subsidiaries), acknowledges and agrees that the Firm has acted as counsel for the Seller, the Company and/or their respective Affiliates in certain matters for several years and that the Seller reasonably anticipates that the Firm will continue to represent them and/or such other parties (other than the Company and the Company’s Subsidiaries) in future matters. Accordingly, the Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Company and Company’s Subsidiaries), expressly: (a) consents to the Firm’s representation of the Seller and/or its Affiliates in any post-Closing matter in which the interests of the Purchaser, the Company or any of the Company’s Subsidiaries, on the one hand, and the Seller or its Affiliates, on the other hand, are adverse, including, without limitation, any matter relating to this Agreement; and (b) consents to the disclosure by the Firm to the Seller or its Affiliates of any information learned by the Firm in the course of its representation of the Seller, the Company or their respective Affiliates. Without limiting the generality of the foregoing, after the Closing, the Firm is permitted to represent the Seller and its respective agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with the Purchaser, the Company, the Company’s Subsidiaries or any of their respective agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement and any related matter. Furthermore, the Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Company and Company’s Subsidiaries), irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of the Seller and/or its Affiliates by the Firm in the transactions contemplated hereby, to the extent that such information or documentation was privileged as to the Seller and/or its Affiliates. Upon and after the Closing, the Company and its Subsidiaries shall cease to have any attorney-client relationship with the Firm, unless and to the extent the Firm is specifically engaged in writing by the Company or any of the Company’s Subsidiaries to represent such Person after the Closing and such engagement either (i) involves no unwaived conflict of interest with respect to the Seller and/or its Affiliates or (ii) the Seller and/or its Affiliates, as applicable, consents in writing at the time to such engagement. Any such representation by the Firm after the Closing shall not affect the foregoing provisions hereof. For example, and not by way of limitation, even if the Firm is representing the Company or the Company’s Subsidiaries after the Closing, the Firm is permitted simultaneously to represent the Seller and its Affiliates in any matter, including any disagreement or dispute relating hereto. Furthermore, the Firm is permitted to withdraw from any representation of the Company or the Company’s Subsidiaries in order to be able to represent or continue so representing the Seller or its Affiliates, even if such withdrawal causes the Company, the Company’s Subsidiaries or the Purchaser additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice.
9.15Release.
(a)The Purchaser agrees that, effective as of the Closing Date, the Purchaser, the Company, the Company’s Subsidiaries and their respective Affiliates will be deemed to have released and discharged the Seller Parties (whether in such person’s capacity as the Seller, equity holder, member, director, manager, partner, officer, employee or otherwise) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, to the extent based upon or arising out of the dealings among any of the Seller Parties, on the one hand, and the Company or the Company Subsidiaries, on the other hand, on or prior to the Closing (collectively, the “Purchaser Released Claims”). The Purchaser acknowledges that the Laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.” The Purchaser acknowledges that such provisions are designed to protect a party from waiving claims that it does not know exist or may exist. Nonetheless, the Purchaser agrees that, effective as of the Closing Date, the Purchaser, the Company, the Company’s Subsidiaries and their respective Affiliates will be deemed to waive any such provision (subject to the limitations herein). The Purchaser further agrees that it will not and it will not, directly or indirectly, cause the Company or its Affiliates to (a) institute a lawsuit or other legal proceeding to the extent based upon, arising out of, or relating to any of the Purchaser Released Claims or (b) participate, assist, or cooperate in any such proceeding except as otherwise required by applicable Law. Notwithstanding the foregoing, (a) each of the Purchaser, the Company, the Company’s Subsidiaries and their respective Affiliates shall retain and does not release (i) its rights and interests under the terms and conditions of this Agreement and the Ancillary Agreements, (ii) any Seller Party with respect to any such causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind to the extent arising out of such Seller Party’s Fraud or (iii) any rights or claims arising under or related to any sublease or other commercial contract between any Seller Party, on the one hand, and the Company or any of the Company’s Subsidiaries, on the other hand, that remain in effect following the Closing, and (b) no current or former employee, director or independent contractor of the Company or any of the Company’s Subsidiaries releases any rights or claims relating to compensation, benefits, expense reimbursement or other employment-related obligations owed to such current or former employee, director or independent contractor of the Company or any of the Company’s Subsidiaries for services rendered prior to Closing (provided, for the avoidance of doubt, no Seller Party shall be responsible for any Excluded Expenses or any unvested benefits under the Equity Plan).
(b)The Seller agrees that, effective as of the Closing Date, the Seller and its Affiliates will be deemed to have released and discharged the Purchaser, the Company, the Company’s Subsidiaries and their respective Affiliates, directors, managers, members, partners, equity holders, officers and employees (collectively, the “Seller Released Parties”) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, to the extent based upon or arising out of the dealings among the Seller or any of its Affiliates (other than the Company and the Company’s Subsidiaries), on the one hand, and the Company or the Company’s Subsidiaries, on the other hand, on or prior to the Closing (collectively, the “Seller Released Claims”). The Seller acknowledges that the Laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.” The Seller acknowledges that such provisions are designed to protect a party from waiving claims that it does not know exist or may exist. Nonetheless, the Seller agrees that, effective as of the Closing Date, the Seller and its Affiliates will be deemed to waive any such provision (subject to the limitations herein). The Seller further agrees that it will not, directly or indirectly, (a) institute a lawsuit or other Legal Action to the extent based upon, arising out of, or relating to any of the Seller Released Claims or (b) participate, assist, or cooperate in any such proceeding except as otherwise required by applicable Law. Notwithstanding the foregoing, the Seller and its Affiliates shall retain and do not release (a) their rights and interests under the terms and conditions of this Agreement and the Ancillary Agreements, (b) any Seller Released Party with respect to any such causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind to the extent arising out of such Seller Released Party’s Fraud or (c) any rights or claims arising under or related to any sublease or other commercial contract between any Seller Party, on the one hand, and the Company or any of the Company’s Subsidiaries, on the other hand, that remain in effect following the Closing.
9.16Non-Recourse. Except in the case of Fraud, this Agreement may only be enforced against, and any Legal Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Parties that are expressly named as parties to this Agreement and then only with respect to the specific express obligations set forth herein with respect to such Party. Except for claims based on Fraud, no past, present or future director, officer, employee, incorporator, manager, member, partner, equity holder, Affiliate, agent, attorney or representative of any Party, or any of their respective heirs, representatives, successors or permitted assigns that are not party to this Agreement (“Nonparty Affiliate”), will have any liability for any obligations or liabilities of any Party under this Agreement or for any Legal Action based upon, in respect of or by reason of the transactions contemplated hereby. To the maximum extent permitted by Law, and except for claims based on Fraud, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
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In Witness Whereof, each of the Parties has caused this Agreement to be executed and delivered by its duly authorized representative as of the date first written above.
PURCHASER:
SQUARED UP HOLDINGS, LLC
By: /s/ Kurt Ainsworth
Name: Kurt Ainsworth
Title: Manager
SELLER:
FOX FACTORY, INC.
By: /s/ Michael C. Dennison
Name: Michael C. Dennison
Title: Chief Executive Officer

Signature Page to Stock Purchase Agreement